Exhibit 99.2

THE SECURITIES BEING ISSUED PURSUANT TO THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS (OTHER THAN DISTRIBUTORS) UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made as of April 9, 2026

BETWEEN:	NOUVEAU MONDE GRAPHITE INC., a corporation organized and existing under the laws of Canada.

(the “Corporation”)

- and -

INVESTISSEMENT QUÉBEC, a corporation organized and existing under the laws of the province of Québec.

(the “Investor”)

RECITALS:

A.	The Investor has agreed to make an investment in the Corporation which shall consist of a subscription for 33,351,853 Purchased Shares (as defined below) from the Corporation for an aggregate subscription price of $ 61,367,409.00 pursuant to the terms and subject to the conditions set forth in this Agreement (as defined below), for funding the construction of the Matawinie Project (as defined below), in connection with the FID (as defined below) as set out in Section 2.2 (the “Investment”);

B.	Substantially concurrently with the transactions contemplated by this Agreement and as a condition for the completion of the Investment by the Investor, the Corporation has agreed to simultaneously complete the FID Private Placement and arrange for the satisfaction of the FID Prospectus Offering Release Conditions (as defined below) upon the satisfaction of such conditions as set forth in this Agreement, the ENI Subscription Agreement (as defined below), the CGF Subscription Agreement (as defined below), the FID Prospectus Offering Underwriting Agreement (as defined below) and the FID Prospectus Offering Subscription Receipt Agreement (as defined below); and

C.	The Investor and the Corporation have agreed to enter into this Agreement to record their agreement in respect of these matters.

NOW THEREFORE, in consideration of, and in reliance on, the premises, representations, warranties, covenants and agreements set forth in this Agreement, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise provided:

(a)	“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (i) Controls such specified Person, (ii) is Controlled by such specified Person, or (iii) is under common Control with such specified Person. In addition, in the Investor’s case, “Affiliate” shall include (i) the Government of Québec, (ii) any Crown corporation or any agent of the Government of Québec, (iii) any direct or indirect subsidiary of the Investor or any entity resulting from a reorganization or merger of the Investor or to which the assets of the Investor are transferred following its liquidation or dissolution, (iv) any Person whose majority of directors (except those appointed ex officio) are appointed by the Government of Quebec or one of its ministers acting in that capacity, and (v) any Person controlled, directly or indirectly, by the Government of Quebec, by one of its ministers acting in that capacity, or by any of the Persons listed in items (ii) to (iv) above;

(b)	“Agreement” means this subscription agreement, together with the Schedules, and all permitted amendments hereto or restatements hereof;

(c)	“Anti-Corruption Laws” means all Applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977, and the U.K. Bribery Act;

(d)	“Applicable Laws” means, with respect to any Person, property, transaction, event or other matter, (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, instruments, Orders enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(e)	“Assets and Properties” means, with respect to any Person, all assets and properties of every kind, nature, character and description (whether immovable (or real), movable (or personal) or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), whether operated, owned or leased by or in the possession or control of such Person and including Environmental Attributes, and also including the goodwill related to such assets and properties;

(f)	“Battery Plants Project” means, collectively, (i) the phase-2 battery anode facility project of the Corporation, with an annual average capacity of approximately 13,000 tonnes per year of high-capacity active anode material; and (ii) the expansion of phase-2 battery anode facility project of the Corporation, to expand the annual average capacity up to approximately 44,000 tonnes per year of high-capacity active anode material, in each case located on the Bécancour Site;

(g)	“Bécancour Site” means a 143,000 m2 (approximately) brownfield site that includes a 22,000 m2 (approximately) facility, large storing and logistics area, and a contiguous 200,000 m2 (approximately) greenfield site, located in the Bécancour industrial park;

(h)	“BIS” means the U.S. Bureau of Industry and Security;

(i)	“Board” means the board of directors of the Corporation, as constituted on the date hereof and from time to time;

(j)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec, and (ii) a day on which banks are generally closed in Montréal, Québec;

(k)	“CGF” means Canada Growth Fund Inc., together with its successors and permitted assigns;

(l)	“CGF Subscription Agreement” means the subscription agreement entered into as of the date hereof between the Corporation and CGF whereby the Corporation has agreed to issue and sell, and CGF has agreed to subscribe for and purchase, upon the terms and subject to the conditions set forth therein, 44,452,460 Common Shares, for a total subscription price of $81,792,526.40;

(m)	“Change of Control” means (A) the acquisition by any means, including acquisition of equity, plan of arrangement, amalgamation, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting shares of the Corporation, or (B) the acquisition by any Person, directly or indirectly, of the right or ability by voting power, contract or otherwise to direct or cause the election or nomination for election of a majority of the members of the Board;

(n)	“Claim” means any cause of action, claim, demand, lawsuit, audit, hearing, examination, investigation, arbitration, or other litigation or proceeding (whether civil, criminal, penal, administrative, tax or investigative), including, for greater certainty, any proceeding or investigation by or before a Governmental Entity;

(o)	“Closing” has the meaning ascribed thereto in Section 5.1;

(p)	“Closing Date” means the third (3rd) Business Day following the satisfaction or waiver of all of the closing conditions set forth in Sections 4.1 and 4.2 (excluding conditions that, by their terms, are to be satisfied at the Closing), or such other date as may be mutually agreed by the Corporation and the Investor;

(q)	“Closing Time” means 8:00 a.m. (Montréal time) on the Closing Date, or such other time as may be mutually agreed by the Corporation and the Investor;

(r)	“Code” has the meaning ascribed thereto in Section 3.1(rrr);

(s)	“Collaboration Agreement” means the Entente de collaboration et de partage des bénéfices relative au projet minier Matawinie dated January 23, 2020 between the Corporation and the Municipalité de Saint-Michel-des-Saints;

(t)	“Common Shares” means the common shares in the capital of the Corporation;

(u)	“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument, arrangement, understanding or other commitment, whether written or oral;

(v)	“Control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

(i)	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

(ii)	by virtue of any powers conferred by the constating documents of that entity, or any other document, regulating that or any other entity, and

Control is deemed to arise (without limitation to other circumstances in which Control may arise) when that Person:

(iii)	owns more than 50% of all voting rights (or similar, however described) in that entity; or

(iv)	has the power, whether through Contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity, and

“Controlled” and “Controlling” have equivalent meanings;

(w)	“Corporation Annual Information Form” means the annual information form of the Corporation for the fiscal year ended December 31, 2025;

(x)	“Corporation Financial Statements” means the consolidated audited financial statements of the Corporation for the fiscal years ended December 31, 2025 and 2024, including the auditor’s report thereon and the notes thereto;

(y)	“Corporation Intellectual Property” has the meaning ascribed thereto in Section 3.1(tt);

(z)	“Direct Claim” has the meaning ascribed thereto in Section 8.2(a);

(aa)	“Disclosure Documents” means all information and documents relating to the Corporation (and its predecessors) that are, or become, publicly available on the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators or on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system, or that are or become otherwise available to the public, including financial statements, press releases, material change reports, prospectuses, information circulars, annual information forms and technical reports since January 1st, 2022;

(bb)	“Disclosure Letter” means the disclosure letter of the Corporation delivered to the Investor concurrently with the execution of this Agreement;

(cc)	“Dispute” has the meaning ascribed thereto in Section 9.6(b);

(dd)	“DRS” means the Direct Registration System maintained by the transfer agent of the Corporation;

(ee)	“DRS Advice” means a notification produced by the DRS evidencing ownership of the Purchased Shares;

(ff)	“Employee Plans” has the meaning ascribed thereto in Section 3.1(nnn);

(gg)	“ENI” means Eni S.p.A., together with its successors and permitted assigns;

(hh)	“ENI Subscription Agreement” means the subscription agreement entered into as of the date hereof between the Corporation and ENI whereby the Corporation has agreed to issue and sell, and ENI has agreed to subscribe for and purchase, upon the terms and subject to the conditions set forth therein, 38,043,478 Common Shares, for a total subscription price of $69,999,999.52;

(ii)	“Environmental Attributes” means any unit, credit, reduction, offset or other allowance, including those relating to greenhouse gas emission reductions, issued pursuant to industry accepted and recognized protocols and, as applicable, under Contracts or Applicable Laws (including Environmental Laws);

(jj)	“Environmental Laws” means all Applicable Laws relating in whole or in part to the protection and preservation of the environment, the protection of human health, occupational health and safety, product safety, product liability, Hazardous Materials or natural resources, including the Environment Quality Act (Québec) and the Canadian Environmental Protection Act, 1999; provided, that the Guide d’intervention – Protection des sols et réhabilitation des terrains contaminés published by the Québec Ministry of the Environment, Fight against Climate Change, Fauna and Parks (as amended, modified, replaced or supplemented from time to time) shall be deemed, with respect to the limit values for concentrations of contaminants in soil and groundwater, to be an “Environmental Law” for purposes of this Agreement even if such guideline does not have the force of Law;

(kk)	“Environmental Permits” includes all Orders, Permits or any other similar authorizations issued, granted, given or made available under the authority of or otherwise required from any Governmental Entity under any Environmental Law;

(ll)	“ERISA” has the meaning ascribed thereto in Section 3.1(nnn);

(mm)	“Existing Financial Indebtedness” means:

(i)	all indebtedness listed in the Corporation Financial Statements;

(ii)	the remaining [REDACTED : COMMERCIALLY SENSITIVE INFORMATION]% net smelter royalty following the repurchase of [REDACTED : COMMERCIALLY SENSITIVE INFORMATION]% of the [REDACTED : COMMERCIALLY SENSITIVE INFORMATION]% net smelter royalty by the Corporation as of August 15, 2024 in accordance with the Royalty Agreement; and

(iii)	the royalty and payments granted by the Corporation to the Municipality of Saint-Michel-des-Saints pursuant to the Collaboration Agreement;

(nn)	“Existing Instrument” has the meaning ascribed thereto in Section 3.1(c);

(oo)	“FID” means the final decision of the Board to proceed with the design, engineering and construction of the Matawinie Project on the basis of, among other things, access to the necessary capital to fund such activities pursuant to the FID Equity Offering and the FID Debt Commitment;

(pp)	“FID Debt Commitment” means the commitment by Export Development Canada and the Canada Infrastructure Bank to provide senior secured credit facilities totalling $335 million to support the construction, development and commissioning of the Matawinie Project;

(qq)	“FID Equity Offering” means, collectively, (i) the FID Private Placement, and (ii) the FID Prospectus Offering;

(rr)	“FID Private Placement” means the private placement of an aggregate of 115,847,791 Common Shares (including the Purchased Shares) at a price of $1.84 per Common Share for aggregate gross proceeds of $213,159,935.44 (including the Subscription Amount), upon the terms and subject to the conditions set forth in this Agreement, the CGF Subscription Agreement and the ENI Subscription Agreement;

(ss)	“FID Prospectus Offering” means a prospectus offering of an aggregate of 45,600,000 subscription receipts of the Corporation exchangeable for an aggregate of 45,600,000 Common Shares at a price of $1.84 per subscription receipt for aggregate gross proceeds of $83,904,000.00, pursuant to the FID Prospectus Offering Underwriting Agreement;

(tt)	“FID Prospectus Offering Co-Lead Underwriters” means, collectively, BMO Nesbitt Burns Inc. and National Bank Financial Inc., in their capacity as joint bookrunners and co-lead underwriters in connection with the FID Prospectus Offering;

(uu)	“FID Prospectus Offering Letter Agreement” means the letter agreement entered into as of the date hereof among the Corporation and the FID Prospectus Offering Co-Lead Underwriters;

(vv)	“FID Prospectus Offering Release Conditions” means such conditions to be satisfied pursuant to the FID Prospectus Offering Subscription Receipt Agreement, including for the net proceeds from the FID Prospectus Offering to be deposited to the Corporation thereunder;

(ww)	“FID Prospectus Offering Subscription Receipt Agreement” means the agreement governing the terms and conditions of the subscription receipts to be issued pursuant to the FID Prospectus Offering to be entered into on the closing date of the FID Prospectus Offering among the Corporation, the FID Prospectus Offering Co-Lead Underwriters and the subscription receipt agent thereunder;

(xx)	“FID Prospectus Offering Underwriting Agreement” means the underwriting agreement to be entered into among the Corporation and a syndicate of underwriters co-led by the FID Prospectus Offering Co-Lead Underwriters in connection with the FID Prospectus Offering, and replacing and superseding the FID Prospectus Offering Letter Agreement;

(yy)	“Financial Indebtedness” means any indebtedness for or in respect of:

(i)	moneys borrowed (and debit balances at banks or other financial institutions);

(ii)	any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent;

(iii)	any amount raised pursuant to any note purchase facility or the issue of notes, debentures, bonds or any similar debt instrument;

(iv)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease (meaning that the lease is capitalized as an asset and booked as a corresponding liability in the balance sheet);

(v)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis provided that the requirements for derecognition under IFRS are met);

(vi)	any derivative transaction entered into and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount shall be taken into account);

(vii)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of a Person which is not a member of the Corporation which liability would fall within one of the other paragraphs of this definition;

(viii)	any amount raised by the issue of redeemable shares which are classified as borrowings or liabilities under IFRS;

(ix)	any amount of any liability under an advance or deferred purchase agreement, if (a) the primary reason behind entering into the agreement is to raise finance or (b) the agreement is in respect of the supply of assets or services and payment is due more than one hundred twenty (120) calendar days after the date of supply;

(x)	any refundable tax credit granted by any Governmental Entity;

(xi)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing or otherwise being classified as a borrowing under IFRS; and

(xii)	without double counting, the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (i) to (xi) above;

(zz)	“Future Offtake Agreements” means any supply agreements for graphite concentrate and/or anode products to be entered into by the Corporation after the date hereof but before the date of the FID, including the GoC Offtake Agreement;

(aaa)	“GoC Offtake Agreement” means the definitive supply agreement for graphite concentrate entered into between the Corporation and the Government of Canada and providing for a commitment to purchase 30,000 tonnes per annum on a take-or-pay basis over a seven-year term, which is subject to satisfaction of customary conditions precedent, including the completion of governmental approvals and appropriation processes, and a positive FID on the Matawinie Project;

(bbb)	“Government Official” means any official (elected or appointed), officer, or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or controlled entity, public international organization, political party or organization or candidate thereof, or any person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, public international organization, political party, organization, or candidate;

(ccc)	“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange, or any other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government;

(ddd)	“GST/HST” means amounts payable under Part IX of the Excise Tax Act (Canada), and the regulations thereunder, as amended;

(eee)	“Hazardous Materials” means (a) any chemical, mineral, material or substance that is prohibited, regulated or designated as a pollutant, contaminant, tailings, wastewater, toxic substance, deleterious substance, dangerous good, waste or residual material, hazardous waste or hazardous residual material, hazardous substance, hazardous material or any other similar designation, under any provision of Environmental Law, (b) any petroleum product or by-product and derivatives thereof, including oil and fuel of any kind, (c) any substance or material that is toxic, explosive, poisonous, corrosive, flammable, radioactive, oxidizing, leachable, carcinogenic or mutagenic, (d) PCBs, PFAS (perfluoroalkyl and polyfluoroalkyl substances), lead including lead-containing paint or coating and lead-containing material, urea formaldehyde foam insulation, pyrite, pyrrhotite, crystalline silica, mould, mercury and mercury-containing material, and asbestos and asbestos-containing material and noise, and (e) any chemical, mineral, material or substance that is otherwise regulated by Environmental Law;

(fff)	“ICC Rules” has the meaning ascribed thereto in Section 9.6(b);

(ggg)	“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the Chartered Professional Accountants of Canada (CPA Canada) in Part I of The CPA Canada Handbook – Accounting;

(hhh)	“Indigenous” means the Indian, Inuit and Métis persons or peoples of Canada; a band as defined pursuant to the Indian Act (Canada), any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada, a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis persons hold an interest, any person or group asserting or otherwise claiming an aboriginal or treaty right (including aboriginal title), and also includes a third party acting on its behalf;

(iii)	“Intellectual Property” has the meaning ascribed thereto in Section 3.1(tt);

(jjj)	“Intercompany Loan” means any loan provided by the Corporation to an Affiliate of the Corporation;

(kkk)	“internal control over financial reporting” has the meaning ascribed thereto in Regulation 52-109;

(lll)	“Investment” has the meaning ascribed thereto in the recitals;

(mmm)	“Investor Indemnified Party” has the meaning ascribed thereto in Section 8.1(a);

(nnn)	“Investor Warrant” means the warrant dated December 20, 2024 issued by the Corporation to the Investor for 19,841,269 Common Shares of the Corporation;

(ooo)	“IT Systems and Data” has the meaning ascribed thereto in Section 3.1(qqq);

(ppp)	“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), imperfection of title, encroachment, lease, license, easement, right-of-way, condition, restriction, or adverse right or claim, or other third-party interest or encumbrance of any kind;

(qqq)	“Loss” means any loss, liability, Claim, damage, cost, and expense whatsoever (including reasonable legal, consultant, expert, and other professional advisor fees and expenses), including any amounts paid in settlement of any investigation, Order, litigation, proceeding or Claim;

(rrr)	“Matawinie Impact Benefit Agreement” means the impact benefit agreement dated as of December 11, 2024 between the Corporation, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw in respect of the Matawinie Project;

(sss)	“Matawinie Project” means the Matawinie graphite mine project located in Saint-Michel-des-Saints, Québec, approximately 120 kilometers north of Montréal, Québec, and includes 176 exclusive exploration rights forming two (2) non-contiguous claim blocks covering 9,263.7 hectares (including the constructions, engineering, permitting, procurement, buildings, improvements and equipment that make up the mine to be operated by the Corporation or any of the Subsidiaries and the ownership, leasing or use of any lands in connection therewith);

(ttt)	“Material Adverse Effect” means any action, change, fact, event, circumstance or state of circumstances which, alone or in conjunction with other action, change, fact, event, circumstance or state of circumstances, is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), capital, prospects, results of operations or condition (financial or otherwise) of the Corporation and the Subsidiaries, taken as a whole, provided that in no event shall any matter resulting from the following be deemed a Material Adverse Effect:

(i)	changes in the regulatory accounting requirements applicable to the Corporation or the Subsidiaries;

(ii)	changes in general economic or political conditions (whether international, national or local);

(iii)	changes (including changes of Applicable Laws) generally affecting the industry or industries in which the Corporation or the Subsidiaries operate;

(iv)	acts of war, sabotage or terrorism, pandemic, epidemic or natural disasters;

(v)	shortages or price changes with respect to raw materials, metals or products used, produced or sold in connection with the business of the Corporation or the Subsidiaries;

(vi)	any action taken (or omitted to be taken) by the Corporation at the express written request or with the express written consent of the Investor, including any action required pursuant to this Agreement.

provided, however, that any action, change, fact, event, circumstance or state of circumstances resulting from the matters referred to in clauses (i), (ii), (iii), (iv) and (v) above shall be excluded only to the extent such matters do not disproportionately impact the Corporation and the Subsidiaries, taken as a whole, as compared to other Persons operating in the same industry or industries in which the Corporation or the Subsidiaries operate;

(uuu)	“Material Contract” means each Contract that is material to the business, affairs or operations of the Corporation and the Subsidiaries, including in connection with the Phase 2 Projects;

(vvv)	“Material Leases” means each lease, occupancy agreement and/or access agreement that is material to the business, affairs or operations of the Corporation and the Subsidiaries, including: (i) the deed of servitude dated July 18, 2024 between Sylvain Rondeau Inc. and the Corporation, registered under number 28 849 982 in the Land Book for the Registration Division of Berthier; (ii) the lease no. 278 17 914 dated April 7, 2025 between the Ministre des Ressources Naturelles et des Forêts) and the Corporation for approximately 244.4 hectares for purposes of mine tailings site; (iii) the lease no. 394 18 914 dated October 12, 2021 (as amended) between the Ministre de l’Énergie et des Ressources Naturelles and the Corporation for approximately 20.2 hectares for mining facilities; and (iv) the lease dated October 29, 2020 between SSTM International Inc. and the Corporation for premises located at 600 chemin de la Forex, Saint-Michel-des-Saints, Québec, for office and graphite manufacturing/warehousing uses;

(www)	“Mining Projects” means, collectively, the Matawinie Project and the Uatnan Project;

(xxx)	“Mining Rights” has the meaning ascribed thereto in Section 3.1(v);

(yyy)	“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(hhh);

(zzz)	“Note” means the convertible note in the principal amount of $12,500,000 due November 8, 2026 issued by the Corporation to the Investor, as amended and/or amended and restated from time to time;

(aaaa)	“NYSE” means the New York Stock Exchange;

(bbbb)	“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control;

(cccc)	“Operating Lease” means any lease which in accordance with the relevant accounting principles of the Corporation in force at the date hereof is not treated as a finance or capital lease;

(dddd)	“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity;

(eeee)	“Ordinary Course”, when used in relation to the taking of any action by the Corporation or any of the Subsidiaries, means that the action is consistent with the past practices of any of them or their respective business, is taken in the ordinary course of normal day-to-day operations of any of them or their respective business and is consistent with reasonable, industry standard actions, including in furtherance of capital-raising activities;

(ffff)	“Outside Date” means July 31, 2026;

(gggg)	“Owned Intellectual Property” has the meaning ascribed thereto in Section 3.1(tt);

(hhhh)	“Permit” means any permit, approval, consent, waiver, licence, certificate, qualification, declaration, registration or similar authorization issued, granted, given or made available under the authority of or otherwise required from any Governmental Entity under Applicable Laws;

(iiii)	“Permitted Financial Indebtedness” means any one or more of the following:

(i)	any Existing Financial Indebtedness;

(ii)	any Financial Indebtedness incurred under the terms of the Note;

(iii)	any Financial Indebtedness incurred under any Intercompany Loan;

(iv)	any Financial Indebtedness arising under Permitted Financial Leases;

(v)	any Financial Indebtedness incurred under the Future Offtake Agreements;

(vi)	any Financial Indebtedness incurred under the FID Debt Commitment and more generally in connection with the Phase 2 Projects and necessary to cover, together with the net proceeds from any equity financing, the costs associated therewith;

(vii)	any Financial Indebtedness incurred in connection with the development of the Uatnan Project;

(viii)	any other Financial Indebtedness not included under (i) to (vii) above, the outstanding amount of which shall not exceed $ [REDACTED : COMMERCIALLY SENSITIVE INFORMATION] or its equivalent at any time; and

(ix)	any Financial Indebtedness incurred for hedging or similar purposes, provided that (i) hedging shall only be permitted in connection with currency or interest rate protection and not for speculative purposes, and (ii) the negative mark to market of which shall not exceed $ [REDACTED : COMMERCIALLY SENSITIVE INFORMATION] or its equivalent at any time;

(jjjj)	“Permitted Financial Lease” means, except for all financial leases related directly or indirectly to the Phase 2 Projects, finance or capital leases (which in accordance with the relevant accounting principles of the Corporation in force at the date hereof are treated as finance or capital leases) of equipment provided that the aggregate capital value of the equipment leased does not exceed $ [REDACTED : COMMERCIALLY SENSITIVE INFORMATION] or its equivalent at any time. For greater certainty, Operating Leases do not constitute Financial Indebtedness and are therefore permitted;

(kkkk)	“Permitted Liens” means, in respect of the Corporation and the Subsidiaries, any one or more of the following:

(i)	security for any future supply agreements for graphite and/or anode products entered into by the Corporation after the date hereof but before the FID;

(ii)	any encumbrance relating to a Permitted Financial Indebtedness;

(iii)	any netting or set-off arrangement entered into in the Ordinary Course of banking arrangements for the purpose of netting debt and credit balances with an Affiliate;

(iv)	any encumbrance relating to a Permitted Financial Lease or an Operating Lease provided that such encumbrance is limited to the property that is the subject of the Permitted Financial Lease or Operating Lease;

(v)	any encumbrance arising under any instalment sale or conditional sale (excluding arising under any finance or capital lease, or Operating Lease) in respect of goods supplied in the Ordinary Course and on the supplier’s standard or usual terms;

(vi)	any encumbrances made or incurred in the Ordinary Course to secure (a) workers’ compensation, surety or appeal notes, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or (b) the discharge of encumbrances or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens, provided such encumbrances (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xvi) of this definition) do not and will not impair the development, construction and operation of the Phase 2 Projects or the business of the Corporation, or otherwise have a Material Adverse Effect;

(vii)	any development or similar agreement concerning immovable or real property entered into with a Governmental Entity or a public utility which does not and will not (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xvi) of this definition) materially detract from the value of such property or materially impair its use in the development, construction and operation of the Phase 2 Projects or the business of the Corporation, or otherwise have a Material Adverse Effect, provided the Corporation party to any such agreement is not in default thereunder in any material respect;

(viii)	any such minor defects as may be revealed by an up-to-date certificate of location, any registered or unregistered rights of way or servitude, or any encroachments, or any zoning by-laws or other municipal law restrictions as to the use of immovable or real property, provided the foregoing do not and will not (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xvi) of this definition) materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Phase 2 Projects or the business of the Corporation, or otherwise have a Material Adverse Effect;

(ix)	any security or deposits given to a public utility or any Governmental Entity when required by such utility or Governmental Entity pursuant to any Material Contract, or in connection with the operations of the Corporation and in the Ordinary Course of the Corporation;

(x)	any encumbrance for Taxes, assessments or governmental charges or levies not at the time due or delinquent or, provided such encumbrance (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xvi) of this definition) does not and will not materially impair the development, construction and operation of the Phase 2 Projects or the business of the Corporation or otherwise have a Material Adverse Effect and provided adequate reserves in accordance with IFRS with respect thereto are maintained in the books and records of the Corporation, any encumbrance which relates to any such obligations to the extent such obligations are being diligently contested in good faith;

(xi)	any encumbrance or charge incidental to construction or current operations (including carrier’s warehouseman’s, mechanics’, construction, builder’s, material men’s and repairmen’s liens) that have not at such time been published pursuant to Applicable Laws or which relate to obligations not due or delinquent or, provided such encumbrance (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xvi) of this definition) does not and will not materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Phase 2 Projects or the business of the Corporation or otherwise have a Material Adverse Effect and provided adequate reserves in accordance with IFRS with respect thereto are maintained in the books and records of the Corporation, any encumbrance which relates to any such obligations to the extent such obligations are being diligently contested in good faith;

(xii)	good faith deposits made in the Ordinary Course to secure the performance of bids, tenders, Contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such encumbrances (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xvi) of this definition) do not and will not materially impair the development, construction and operation of the Phase 2 Projects or the business of the Corporation or otherwise have a Material Adverse Effect;

(xiii)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Entity, provided such restrictions, exceptions, reservations, limitations, provisos and conditions (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xvi) of this definition) do not and will not materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Phase 2 Projects or the business of the Corporation or otherwise have a Material Adverse Effect;

(xiv)	a hypothec securing the Corporation’s obligations created under the Royalty Agreement under the terms of a deed of hypothec executed before Mtre Lyes Arfa, Notary, on August 29, 2022 and registered at the Québec Land Registry Office, in the Register of real rights of State resource development, for the Registration Divisions of Berthier, Joliette and Maskinonge, on August 30, 2022 under number 27 521 580;

(xv)	the right reserved to or vested in any Governmental Entity by the terms of any lease, grant or Permit acquired by the Corporation by any statutory provision to terminate any such lease, grant or Permit, or to require annual or other payments as a condition to the continuance thereof; and

(xvi)	any other Liens not included under paragraphs (i) to (xv) above, in an amount that could not result in an aggregate liability in excess of $ [REDACTED : COMMERCIALLY SENSITIVE INFORMATION].

provided, however (for the avoidance of doubt) that no Lien described above, other than in paragraphs (i), (ii), (iii) and (v), shall constitute a Permitted Lien if it was incurred in connection with the incurrence of any Permitted Financial Indebtedness;

(llll)	“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust, administrator, authority, entity, executor, other legal representative, sole proprietorship, syndicate, trust, trustee, unincorporated association, or other organization, whether or not a legal entity, and any Governmental Entity;

(mmmm)	“PFIC” has the meaning ascribed thereto in Section 3.1(sss);

(nnnn)	“Phase 2 Projects” means, collectively, the Matawinie Project and the Battery Plants Project;

(oooo)	“Policies” has the meaning ascribed thereto in Section 3.1(rrr);

(pppp)	“Premises” has the meaning ascribed thereto in Section 3.1(lll);

(qqqq)	“Privacy Laws” has the meaning ascribed thereto in Section 3.1(rrr);

(rrrr)	“Proceeds” has the meaning ascribed thereto in Section 2.2;

(ssss)	“Purchased Shares” has the meaning ascribed thereto in Section 2.1(a);

(tttt)	“QST” means amounts payable under the Act respecting the Québec sales tax, and the regulations thereunder, as amended;

(uuuu)	“Regulation 43-101” means Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (Québec), or the corresponding regulation or instrument in the Reporting Jurisdictions, other than Québec;

(vvvv)	“Regulation 45-106” means Regulation 45-106 respecting Prospectus Exemptions (Québec), or the corresponding regulation or instrument in the Reporting Jurisdictions, other than Québec;

(wwww)	“Regulation 52-109” means Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings (Québec) or the corresponding regulation or instrument in the Reporting Jurisdictions, other than Québec;

(xxxx)	“Regulation D” means Regulation D promulgated by the SEC under the U.S. Securities Act;

(yyyy)	“Regulation M” has the meaning ascribed thereto in Section 3.1(ttt);

(zzzz)	“Regulation S” means Regulation S promulgated by the SEC under the U.S. Securities Act;

(aaaaa)	“Reporting Jurisdictions” means each of the provinces of Canada;

(bbbbb)	“Royalty Agreement” means the royalty agreement dated August 28, 2020 between Pallinghurst Graphite Limited and the Corporation, as assigned to Pallinghurst Graphite International Limited pursuant to an Assignment and Assumption Agreement dated December 17, 2020, as amended on August 18, 2023 and August 29, 2024, and as further amended or supplemented, from time to time;

(ccccc)	“Sanction” means any trade, economic or financial sanctions, export controls or trade embargoes or related restrictive measures imposed, administered or enforced from time to time by a Sanctions Authority;

(ddddd)	“Sanctioned Person” means, at any time, any Person: (i) who is the subject or target of any Sanction or a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any Sanctions; (ii) a Person organized under the laws of or incorporated in (in case of an entity) or resident in (in case of an individual), a Sanctioned Territory, or which is otherwise subject to any Sanction in a Sanctioned Territory; (iii) an entity 50% or more owned or controlled by any of the foregoing Persons in clauses (i) or (ii) hereof, or that is otherwise directly or indirectly owned or controlled (individually or in the aggregate) by, or acting on behalf of, any such Person or Persons; or (iv) any Person that is otherwise the subject of any Sanction, including, for the purposes of any Sanction imposed by Canada, any entity deemed to be controlled by a Person or Persons described in clauses (i) through (iii) hereof, including, but not limited to, the circumstances in which (A) such Person or Persons, individually or in the aggregate, hold, directly or indirectly, 50% or more of the shares or ownership interests in the entity or 50% or more of the voting rights in the entity or are able, directly or indirectly, to change the composition or powers of the entity’s board of directors, or (B) it is reasonable to conclude, having regard to all the circumstances, that such Person or Persons, individually or in the aggregate, are able, directly or indirectly and through any means, to direct the entity’s activities;

(eeeee)	“Sanctioned Territory” means, at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country or territory or its government (which at the time of this Agreement includes Cuba, Democratic People’s Republic of Korea, the Islamic Republic of Iran, the Crimea, Kherson and Zaporizhzhia regions of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic);

(fffff)	“Sanctions Authority” means the United States government and any of its agencies (including OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom of Great Britain and Northern Ireland, the Canadian government (including Global Affairs Canada and Public Safety Canada), or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(ggggg)	“Schedules” has the meaning ascribed thereto in Section 1.3;

(hhhhh)	“SEC” means the United States Securities and Exchange Commission;

(iiiii)	“Securities Laws” means the securities laws, regulations and rules of each of the provinces and territories of Canada, including the Securities Act (Québec) and the regulations promulgated thereunder, and the securities laws of the United States, including the U.S. Securities Act and the U.S. Exchange Act, and, in each case, the rules, regulations and forms promulgated thereunder and the securities laws of the states of the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and each of its provinces and territories, including the Autorité des marchés financiers (Québec), and of the SEC and state securities regulatory authorities, as well as the rules and policies of the TSX, the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed and posted for trading;

(jjjjj)	“Share Price” has the meaning ascribed thereto in Section 2.1(a);

(kkkkk)	“Shareholder” means a holder of Common Shares, for as long as he, she or it remains a holder of Common Shares, and any other Person who, from time to time, holds Common Shares;

(lllll)	“Subscription Price” has the meaning ascribed thereto in Section 2.1(a);

(mmmmm)	“Subsidiaries” means, collectively, Nouveau Monde District Inc., Nouveau Monde Europe Limited, NMG Matawinie Inc. and NMG Bécancour Inc.;

(nnnnn)	“Survival Date” has the meaning ascribed thereto in Section 8.4;

(ooooo)	“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

(ppppp)	“Tax Act” means the Income Tax Act (Canada), and the regulations thereunder, as amended;

(qqqqq)	“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed under Applicable Laws in respect of Taxes;

(rrrrr)	“Technical Report” means the technical report titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine”, effective as of November 12, 2025 and issued on November 13, 2025;

(sssss)	“Third Party” has the meaning ascribed thereto in Section 8.2(a);

(ttttt)	“Third Party Claim” has the meaning ascribed thereto in Section 8.2(a);

(uuuuu)	“TSX” means the Toronto Stock Exchange;

(vvvvv)	“Uatnan Project” means the Phase 3 Uatnan graphite mine project located on the southwestern shore of the Manicouagan Reservoir, within the Rivière-aux Outardes municipality, Québec, and includes 205 exclusive exploration rights totaling 11,082.95 hectares (including the constructions, engineering, permitting, procurement, buildings, improvements and equipment that make up the mine to be operated by the Corporation or any of the Subsidiaries and the ownership, leasing or use of any lands in connection therewith);

(wwwww)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(xxxxx)	“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S;

(yyyyy)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(zzzzz)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

For the purposes of this Agreement:

(a)	words (including defined terms) using or importing the singular number include the plural and vice versa, and words importing one gender only shall include all genders;

(b)	the headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement;

(c)	all accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under IFRS;

(d)	references to “the knowledge of the Corporation” or “the best knowledge of the Corporation” or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement made by the Corporation in this Agreement, means that the Corporation has reviewed all records, documents and other information currently in its possession or under its control which would be regarded as reasonably relevant to the matter and has, where applicable, made appropriate enquiries of the senior officers of the Corporation;

(e)	unless otherwise specified, all references in this Agreement to the symbol “$” are to the lawful money of the United States;

(f)	in the event that any value or amount to be calculated hereunder is expressed in U.S. dollars and must be calculated in Canadian dollars (and vice versa) in any documents related to this Agreement, such value or amount shall be calculated using the applicable Bank of Canada daily average exchange rate for such conversion on the Business Day immediately preceding the applicable date of conversion, or as the parties to this Agreement may otherwise mutually agree;

(g)	the use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively;

(h)	reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(i)	reference to any Contract (including this Agreement) or document shall mean such Contract or document as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement;

(j)	reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

(k)	all references to Articles, Sections, paragraphs, clauses, or Schedules are to Articles, Sections, paragraphs, clauses, and Schedules in or to this Agreement unless otherwise specified;

(l)	the phrases “hereunder”, “hereof”, “hereto”, “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Schedule to, this Agreement; and

(m)	references to time are to the local time in Montréal, Québec.

1.3	Schedules

The following schedules attached to this Agreement (the “Schedule”) form part of this Agreement:

Schedule A	-	Registration Instructions

ARTICLE 2 - SUBSCRIPTION

2.1	Subscription

(a)	Upon the terms and subject to the conditions set forth in this Agreement, at the Closing Time, the Investor agrees to subscribe for and purchase from the Corporation, and the Corporation agrees to issue and sell to the Investor, 33,351,853 Common Shares (the “Purchased Shares”) at a price of $1.84 per Purchased Share (the “Share Price”) for an aggregate consideration of $61,367,409.00 (the “Subscription Price”); provided that the Share Price shall be no less favourable than the price per Common Share (or subscription receipt, as applicable) payable by any other investors that are subscribing for (or received in exchange for subscription receipts, as applicable) Common Shares substantially concurrently with the Closing, including in connection with the FID Equity Offering.

(b)	The Investor shall purchase the Purchased Shares and pay the Subscription Price at Closing, by wire transfer of immediately available funds to an account designated in writing by the Corporation in accordance with Section 5.3(a). Notwithstanding the foregoing, it is understood between the Corporation and the Investor that the Investor shall have no obligation to pay the Subscription Amount in United States dollars and shall be entitled to pay the Canadian dollar equivalent of the Subscription Amount to be determined by the Bank of Canada daily exchange rate on the Business Day prior to the date of execution of this Agreement.

(c)	At the Closing Time, the Corporation shall cause to be issued and delivered to the Investor in accordance with Section 5.2(a) one or more share certificates or DRS Advices, as directed by or on behalf of the Investor, representing the Purchased Shares.

2.2	Use of Proceeds

The net proceeds of the Investment (the “Proceeds”) shall be used, in combination with the net proceeds from the FID Private Placement (other than the Proceeds) and the FID Prospectus Offering and the funds available under the FID Debt Commitment, for funding the construction of the Matawinie Project, as set out in the section entitled “Sources and Uses of Proceeds” of the preliminary prospectus supplement filed by the Corporation with respect to the FID Prospectus Offering on the date hereof. The Corporation may not use any of the Proceeds to repay or prepay any Financial Indebtedness incurred under the terms of the Note.

ARTICLE 3 - REPRESENTATIONS, WARRANTIES, ACKNOWLEDGMENTS
AND AUTHORIZATIONS

3.1	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Investor as of the date hereof (unless a different date is indicated, in which case the representation and warranty shall be as of such date) as follows and acknowledges that the Investor is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)	this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes, and will constitute at the Closing Time, legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms, and will not violate or conflict with the constating documents of the Corporation or the terms of any restriction, agreement or undertaking to which the Corporation is subject;

(b)	each of the Corporation and the Subsidiaries has been duly incorporated or organized, as the case may be, and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business. Each of the Corporation and the Subsidiaries is qualified as a corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect, and has all requisite power and authority to conduct its business and to own, lease and operate its property and assets and to execute and deliver this Agreement and to perform its obligations hereunder. All of the issued and outstanding shares or other equity or ownership interests of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Corporation, directly or indirectly, free and clear of any Liens of any kind or nature. None of the outstanding shares of, or equity interest in, any of the Subsidiaries was issued in violation of pre-emptive or similar rights of any securityholder of such Subsidiaries. The constating or organizational documents of each of the Subsidiaries comply in all material respects with the requirements of Applicable Laws of its jurisdiction of incorporation or organization and are in full force and effect, up to date and in its possession;

(c)	neither the Corporation nor any of the Subsidiaries is in violation of its certificate of incorporation, by-laws, or other constating documents, or is in default (or, with the giving of notice or lapse of time, would be in default) under any indenture, loan, credit agreement, note, lease, license agreement, Contract, franchise or other instrument (including any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Corporation or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an “Existing Instrument”), except for such defaults as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Corporation’s execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder and the consummation of the transactions contemplated hereby and thereby, including the issuance and sale of the Purchased Shares, (i) have been, or will be at the Closing Time, as applicable, duly authorized by all necessary corporate action and will not result in any violation of the provisions of the certificate of incorporation, by-laws or other constating documents of the Corporation or any of the Subsidiaries, (ii) will not conflict with or constitute a breach of or default under, or result in the creation or imposition of any Lien upon any property or assets of the Corporation or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and (iii) will not result in any violation of any Applicable Laws with respect to the Corporation or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect. Except as otherwise disclosed in Section 3.1(c) of the Disclosure Letter, no consent, approval, authorization or other Order of, or registration or filing with, any court or other Governmental Entity is required for the Corporation’s execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder and the consummation of the transactions contemplated hereby and thereby;

(d)	the minute books of the Corporation and the Subsidiaries for the last three years are complete and accurate in all material respects and contain copies of all by-laws and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which by-laws and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Corporation or its Subsidiaries has been held or passed that has not been reflected in such minute books;

(e)	the entering into of this Agreement, the issuance of the Purchased Shares and the exercise of the rights and performance of the obligations hereunder by the Corporation do not and will not: (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which the Corporation or any of the Subsidiaries is a party; or (ii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a Material Adverse Effect;

(f)	the Corporation’s authorized share capital consists of an unlimited number of Common Shares, of which, as at the close of business on April 6, 2026, 160,826,539 Common Shares are issued and outstanding, all of which have been validly issued as fully paid and non-assessable in compliance with all Applicable Laws and the constating documents of the Corporation. In addition, as at the close of business on April 6, 2026, the following securities are outstanding: (i) options under the Corporation’s stock option plan providing for the issuance of an aggregate of 7,510,750 Common Shares upon the exercise or settlement thereof, (ii) units under the Corporation’s omnibus equity incentive plan providing for the issuance of an aggregate of 592,000 Common Shares upon the exercise or settlement thereof, (iii) 2,500,000 Common Shares (with interests as at that date corresponding to 1,920,176 Common Shares) and 2,500,000 Common Share purchase warrants reserved for issuance that will be issued at the maturity, conversion or redemption of the Note, (iv) 39,682,538 Common Shares reserved for issuance pursuant to the exercise of warrants upon the occurrence of the FID (as defined in the Investor Warrant and in CGF’s share purchase warrant certificate), and (v) 31,250,000 Common Shares reserved for issuance pursuant to the exercise of other share purchase warrants. There are no other options, convertible securities or other rights requiring, or which may require, whether or not subject to conditions, the issuance or sale by the Corporation or any of the Subsidiaries, including Common Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire, any securities of the Corporation or any of the Subsidiaries;

(g)	the Corporation legally and beneficially owns, directly or indirectly, all of the issued and outstanding equity securities (including for greater certainty, any securities convertible into equity securities) of the Subsidiaries. The Corporation does not beneficially own or exercise control or direction (including through voting agreements or voting trusts) over any outstanding voting shares of any Person other than the Subsidiaries;

(h)	the Corporation has no equity or joint venture interest nor any investment or proposed investment in any Person which accounted for, or which is expected to account for, more than 5% (five percent) of the assets or revenues of the Corporation or would otherwise be material to the business or affairs of the Corporation;

(i)	except as disclosed in Section 3.1(i) of the Disclosure Letter, there is no agreement or document, including any Material Contract, to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries or any of the properties or assets thereof are bound in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(j)	the Corporation Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Laws, except as otherwise stated in the notes to such statements or, in the auditor’s report thereon, as the case may be. The Corporation Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Corporation and the Subsidiaries as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Corporation and the Subsidiaries for the periods covered thereby. There are no outstanding loans made by the Corporation or the Subsidiaries to any director or officer of the Corporation or the Subsidiaries. Neither the Corporation nor any of the Subsidiaries has any debts, liabilities, or obligations, except those (i) reflected on, or reserved against, in the Corporation Financial Statements; and (ii) liabilities that have arisen since the date of the Corporation Financial Statements in the Ordinary Course consistent with past practice, none of which is a liability resulting from or arising out of any breach of Contracts, breach of warranty, tort infringement, misappropriation, or violation of Applicable Law;

(k)	each of the Corporation and the Subsidiaries makes and keeps accurate books and records and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Corporation (on a consolidated basis) on a proper and consistent basis in conformity with IFRS and to maintain accountability for assets; (iii) access to assets of the Corporation and the Subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and the Subsidiaries is compared with the existing assets of the Corporation and the Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein. There is no material weakness (as such term is defined in Regulation 52-109) relating to the design, implementation or maintenance of the Corporation’s internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Corporation. As of the date hereof, neither the Corporation nor, to the knowledge of the Corporation, any representative of the Corporation, has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any reasonable complaint, allegation, assertion, claim or expression of concern that the Corporation has engaged in questionable accounting or auditing practices;

(l)	there are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Corporation Financial Statements;

(m)	the Corporation and the Subsidiaries, on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in applicable Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Corporation’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Corporation for effectiveness in accordance with applicable Securities Laws as of the end of the Corporation’s most recent audited fiscal year; and (iii) are effective in all material respects to perform the functions for which they were established as of the end of the Corporation’s most recent audited fiscal year. Since the date of the Corporation Financial Statements, other than as may be publicly disclosed by the Corporation, there have been no significant limitations or material weaknesses in the Corporation’s design of its internal control over financial reporting (whether or not remediated) and no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(n)	since January 1, 2026 there has been no Material Adverse Effect and neither the Corporation nor any of the Subsidiaries has:

(i)	made, paid or declared any dividend or other distribution or incurred any material capital expenditure or made any commitment therefor, except in the Ordinary Course;

(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the Ordinary Course;

(iii)	entered into any material transaction, except in each case as disclosed in the Disclosure Documents, the Disclosure Letter, or elsewhere in this Agreement;

(iv)	sold, leased, licensed, transferred, or otherwise disposed of, or incurred any Lien, (other than a Permitted Lien) on, any of its Assets and Properties, except in the Ordinary Course;

(v)	had a change in its accounting methods, principles or practices or effected a revaluation of any of its assets; or

(vi)	had any material damage, destruction or Loss, whether or not covered by insurance, affecting its Assets and Properties or business;

(o)	the Corporation has not completed any “significant acquisition” that required, nor is it proposing to complete any “significant acquisition” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the Corporation Financial Statements or a description in the Corporation Annual Information Form;

(p)	PricewaterhouseCoopers LLP, which has expressed its opinion with respect to the Corporation Financial Statements, is an independent auditor and an independent public accountant with respect to the Corporation as required under applicable Securities Laws. There has not been a “reportable event” (within the meaning of section 4.11 of Regulation 51-102 respecting Continuous Disclosure Obligations (Québec)) between the Corporation and PricewaterhouseCoopers LLP;

(q)	none of the Subsidiaries is prohibited or restricted, directly or indirectly, from paying dividends to the Corporation, or from making any other distribution with respect to such Subsidiaries’ equity securities or from repaying to the Corporation or any of the other Subsidiaries any amounts that may from time to time become due under any loans or advances to any such Subsidiaries from the Corporation or from transferring any property or assets to the Corporation or to any other Subsidiaries;

(r)	the Corporation and the Subsidiaries have not stopped or suspended payment of any Existing Financial Indebtedness, have not become unable to pay any Existing Financial Indebtedness or otherwise became insolvent in any relevant jurisdiction, have not committed an act of bankruptcy, are not insolvent, have not proposed a compromise or arrangement to creditors generally, have not had a petition or a receiving Order in bankruptcy filed, or a resolution passed, against any of them for winding up or for the appointment of a liquidator or provisional liquidator, have not made a voluntary assignment in bankruptcy, have not taken any proceedings (including the presentation of any petition or application or the making of an order) with respect to a compromise or arrangement, have not taken any proceedings to be declared bankrupt or wound-up, have not taken any proceedings to have a receiver, administrator or administrative receiver appointed for any of their business or assets (nor any notice given or filed for the appointment of any such person), have not had any monitor appointed or any moratorium sought or obtained in respect of them under any applicable insolvency legislation, have not had any voluntary arrangement been proposed or approved in respect of them under any applicable insolvency legislation and have not had any execution or distress become enforceable or become levied upon any of their business and assets. The Corporation has sufficient working capital to satisfy its obligations to issue the Purchased Shares under this Agreement as well as its obligations under Article 6 and, upon the completion of the FID Equity Offering (including the transfer to the Corporation of the net proceeds from the FID Prospectus Offering upon the satisfaction of the FID Prospectus Offering Release Conditions), will have sufficient capital to satisfy the “going concern” test under IFRS;

(s)	the Corporation and the Subsidiaries are, and, since January 1, 2022 have been, in material compliance with all Applicable Laws, and except as disclosed in Section 3.1(s) of the Disclosure Letter, there is no Claim now pending or, to the knowledge of the Corporation, is threatened, against or affecting the Corporation and the Subsidiaries which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect and neither the Corporation nor any of the Subsidiaries is, to the knowledge of the Corporation, subject to any investigation or enquiry, or is subject to disciplinary proceeding (whether judicial, quasi-judicial or otherwise) with respect to, has been charged or, to the knowledge of the Corporation, threatened to be charged with, or has received notice of, any violation, potential violation or investigation of any Applicable Laws or a disqualification by a Governmental Entity;

(t)	no material labour dispute with current and former employees of the Corporation or any of the Subsidiaries (or with any trade union, works council, staff association or other body representing any of its or their employees) exists, or, to the knowledge of the Corporation, is threatened and, except as disclosed in Section 3.1(t) of the Disclosure Letter, to the knowledge of the Corporation, there is no existing, threatened or imminent labour disturbance or union organizing campaign by the employees of any of the principal suppliers, manufacturers or contractors of the Corporation or any of the Subsidiaries that would have a Material Adverse Effect;

(u)	each of the Corporation and the Subsidiaries holds, has the benefit of, and is in compliance with, all necessary and material licences, Permits, Environmental Permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as presently conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which may adversely change, in a material manner, or terminate such licence, Permit, Environmental Permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(v)	except as disclosed in Section 3.1(v) of the Disclosure Letter, the Corporation and the Subsidiaries, taken as a whole, (i) have all necessary mining leases, exclusive exploration rights (formerly mining claims), mineral tenures, surface rights, access rights and other necessary rights and interests relating to the Mining Projects which are necessary or appropriate, in all material respects, to authorize and enable the Corporation or any of the Subsidiaries to access and carry on the mineral exploration, development and commissioning activities and mining activities as currently being undertaken or planned at the Mining Projects (collectively, “Mining Rights”), and (ii) are not in default of such Mining Rights. Section 3.1(v) of the Disclosure Letter sets forth a complete and accurate list of all Mining Rights, held by the Corporation and the Subsidiaries, and neither the Corporation nor any of its Subsidiaries holds any interest in any mining leases, exclusive exploration rights (formerly mining claims) or any other mineral tenures other than the Mining Rights. All work required to be performed and payments required to be made in relation to those Mining Rights in order to maintain the Corporation’s or the Subsidiaries’ interest therein, if any, have been paid to date, performed or are in the process of being performed in accordance with Applicable Laws and each of the Corporation and the applicable Subsidiaries has complied in all material respects with all Applicable Laws in connection therewith as well as with regard to legal, contractual obligations to third parties (including third party Contracts) in connection therewith except that the Corporation may decide, at its sole and absolute discretion, to abandon or relinquish such Mining Rights which are disclosed in Section 3.1(v) of the Disclosure Letter under the subheading “Non-Material Mining Rights” and which the Corporation considers as not material to the business and operations of the Corporation or the applicable Subsidiaries or which do not interfere with the prospect of the Phase 2 Projects or the Uatnan Project. All of the Mining Rights are valid, subsisting and in good standing in the name of the Corporation or the applicable Subsidiaries, as applicable. All exclusive exploration rights (formerly mining claims) and mining leases, as applicable, owned by the Corporation or the applicable Subsidiaries are solely registered pursuant to the provisions of the Mining Act (Québec) and in the register of real rights of state resource development of the land register. All Mining Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. There are no options or other participation interests or rights of preference relating to the Mining Rights and all Mining Rights have active status, except for the exclusive exploration rights (formerly mining claims) set out in Section 3.1(v) of the Disclosure Letter which are suspended awaiting partial conversion to a mining lease, and neither the Corporation nor any of the Subsidiaries has received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Mining Rights or any of them from any Governmental Entity, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Mining Rights before any Governmental Entity;

(w)	other than the Mining Rights disclosed in Section 3.1(v) of the Disclosure Letter, Section 3.1(w) of the Disclosure Letter sets forth a complete list of the other material assets which have a value of at least $[REDACTED : COMMERCIALLY SENSITIVE INFORMATION], including all immovable and real property (whether leased or owned) of the Corporation and the Subsidiaries, which constitute all of such real and immovable property interests held for use, or used, by the Corporation and the Subsidiaries, and sets out, for each such property, the municipal address, the correct and current legal description for each separate lot, and the entity in whose name such property is registered and, where applicable, the beneficial owner. Each of the Corporation and the Subsidiaries is the sole absolute legal and beneficial owner of its material assets, including Mining Rights and immovable and real property (whether leased or owned), with good and marketable title or leased interest thereto, as applicable, free and clear of all Liens, except for the Permitted Liens. Such material assets, Mining Rights and immovable and real property (whether leased or owned) constitute all material assets, rights of occupation, leases, rights of way and other immovable or real property interests required for the ownership, operation and maintenance of the Mining Projects and Battery Plants Project. All agreements and other documents and instruments under which the Corporation or any of the Subsidiaries owns, leases, uses or operates its immovable and real property and assets, including the Material Leases, are valid and subsisting agreements, documents or instruments in full force and effect and are enforceable in accordance with their terms. Neither the Corporation nor any of the Subsidiaries has committed any breach or default of any of the provisions of such agreements, documents or instruments, nor has any such breach or default been alleged, and neither the Corporation nor any of the Subsidiaries is otherwise in default in meeting their obligations thereunder. None of the landlord or other parties to the real property leases is in default of any of its obligations, nor is there any dispute between the Corporation or any of the Subsidiaries, as applicable, and the landlord. Each of the Corporation’s and the Subsidiaries’ immovable and real property and assets is in good standing under Applicable Laws and neither the Corporation nor any of the Subsidiaries has received any written work order, deficiency notice or other similar notices of non-compliance issued by any Governmental Entity or third party that are outstanding requiring or recommending that material work or repairs in connection with the owned real properties or any part thereof are necessary, desirable or required. No breach has occurred under any lease, license, concession or agreement pursuant to which the Corporation or any of the Subsidiaries obtains an interest in such immovable and real property (whether leased or owned) or assets. All Taxes required to be paid in respect of such immovable and real property (whether leased or owned) and assets as of the date hereof have been paid There are no options to purchase or rights of first refusal to purchase with respect to the owned real properties noted in Section 3.1(w) of the Disclosure Letter or any part thereof granted by the Corporation or any of the Subsidiaries that have not expired or been waived prior to the consummation of the transactions contemplated in this Agreement. To the knowledge of the Corporation and the Subsidiaries, as applicable, there is no upcoming or threatened modification to the zoning, entitlement and/or other land use regulation applicable to the owned real properties, or any part thereof, which would adversely affect the operation of its business, and neither of them has received any written notice or is aware of a proposed expropriation of, or reserve with respect to, any of the owned real properties or any part thereof. Each parcel of the Corporation’s and the Subsidiaries’ immovable and real property (whether leased or owned) has full and free legally enforceable access to and from public highways, which access is sufficient for the purposes of the operation of the business. The leases set out in Section 3.1(w) have not been amended by oral or written agreement, cancelled, terminated or repudiated;

(x)	all activities of the Corporation and the Subsidiaries, including exploration and development activities on the properties of the Corporation and the Subsidiaries (including the properties attached to the Mining Rights) have been and are conducted in all material respects in accordance with good exploration, development, operations, engineering and workers’ health and safety practices, and all Applicable Laws pertaining to workers’ compensation and health and safety have been complied with in all material respects;

(y)	other than as set forth in Section 3.1(y) of the Disclosure Letter, the Corporation and the Subsidiaries own, lease, control or otherwise have legal rights to all Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation and the Subsidiaries, as applicable, and subject to the nature and scope of each of the Mining Projects, to conduct exploration, development, operations and production, construction, transformation and commissioning activities of and at the Mining Projects, and, other than as set forth in Section 3.1(y) of the Disclosure Letter, no commission, royalty, license fee or similar payment to any Person with respect to the Mining Rights is payable. All Mining Rights in which the Corporation or any of the Subsidiaries hold an interest have been validly registered and recorded in accordance with all Applicable Laws and are valid and subsisting. Each of the documents, agreements and instruments and obligations relating to surface rights, access rights and other necessary rights and interests relating to the Mining Rights granting the Corporation or any of its Subsidiaries the right and ability to access, explore for, mine and develop the mineral deposits as is appropriate in view of the rights and interests therein of the Corporation or its Subsidiaries is currently in good standing in the name of the Corporation or its Subsidiaries, as applicable, except where the failure to be in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(z)	except as disclosed in Section 3.1(z) of the Disclosure Letter, the Corporation has no knowledge of any Claim or the basis for any Claim, including a Claim by or on behalf of Indigenous persons or communities (such as with respect to Indigenous rights) with respect to the Assets and Properties (including the Mining Rights) of the Corporation and any of the Subsidiaries that might or could materially affect the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction, transformation and commissioning activities on the Phase 2 Projects and the Uatnan Project;

(aa)	except as disclosed in Section 3.1(aa) of the Disclosure Letter or in the Corporation Financial Statements or as described in the Corporation Annual Information Form, the Corporation does not know of any:

(i)	Claim or the basis for any Claim by any Indigenous persons, community or group, or any local community or any other Person, including a Claim with respect to any Indigenous rights (asserted or established) or local community rights, with respect to the Assets and Properties (including the Mining Rights) of the Corporation and any of the Subsidiaries that might or could materially affect the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction, transformation and commissioning activities on the Phase 2 Projects and the Uatnan Project;

(ii)	Indigenous rights (including any treaty land entitlement claim or title claim) having been asserted or any legal action by or relating to any local community or Indigenous person, community or group having been instituted against the Corporation, any of the Subsidiaries, the Phase 2 Projects or the Uatnan Project and no dispute between the Corporation or any of the Subsidiaries and any local community or Indigenous person, community or group exists or, to the knowledge of the Corporation, is threatened or imminent, with respect to any Assets and Properties or any of the Corporation’s or any of any such Subsidiaries’ activities;

(iii)	outstanding, or unsatisfactory consultation or accommodation duties with respect to Indigenous persons, communities or groups regarding the proposed development of the Phase 2 Projects (including with respect to the Permits and Environmental Permits sought or issued to date for the Phase 2 Projects) or the Uatnan Project or potentially material impact to the Phase 2 Projects (including the development and operation of the Phase 2 Projects) or the Uatnan Project related to any Indigenous right or interest, or any duty to consult Indigenous persons, communities or groups;

(iv)	[REDACTED : COMMERCIALLY SENSITIVE INFORMATION] ; and

(v)	other than the Matawinie Impact Benefit Agreement, the pre-development agreement dated March 26, 2019 between the Corporation and the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw and discussions regarding potential impacts regarding the Battery Plants Projects with the Grand Conseil of Waban-Aki Nation, the Corporation and the Subsidiaries have not entered into any written or oral arrangements with any Indigenous person, community or group, or any local community to provide benefits, financial compensation or more generally to provide any advantages or undertake any commitments, with respect to the Matawinie Project and the Battery Plants Project (at any stage of development), nor has the Corporation or any of the Subsidiaries engaged in discussions, negotiations or communications of any nature regarding the foregoing;

(bb)	the Material Contracts and the Material Leases are in good standing and in full force and effect as valid and binding agreements. None of the Corporation, any of the Subsidiaries, nor, to the knowledge of the Corporation, any other party thereto, is in material default, violation or breach of any Material Contract or Material Lease, and there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute a material default, violation or breach under any Material Contract or any Material Lease which would give rise to a right of termination on the part of any other party to a Material Contract. No counterparty to any Material Contract or Material Lease has given written notice of its intention to terminate, or has sought to repudiate or disclaim, any Material Contract or any Material Lease and, to the knowledge of the Corporation, no such counterparty has any intention to do any of the foregoing. The Material Contracts and the Material Leases constitute all material Contracts entered into or required to be entered into in connection with the maintenance, repair, operation or use of the Phase 2 Projects and the Uatnan Project or for the conduct of the Corporation’s businesses and operations in respect of the Phase 2 Projects and the Uatnan Project. None of the Corporation or the Subsidiaries is a party to or bound by any material contract or material lease relating to the Phase 2 Projects and the Uatnan Project other than the Material Contracts and the Material Leases;

(cc)	the issued and outstanding Common Shares are listed and posted for trading on the TSX under the symbol “NOU” and the NYSE under the symbol “NMG”, and no Order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Purchased Shares or the trading of any of the Corporation’s issued securities has been issued and, no proceedings for such purpose are pending or, to the knowledge of the Corporation, have been threatened. Neither the Corporation nor any of the Subsidiaries has received notice of any Claim, inquiry, review or investigation (formal or informal) by any securities commission or similar regulatory authority under applicable Securities Laws or by the TSX or the NYSE that is in effect or ongoing or expected to be implemented or undertaken. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act and the Corporation is in compliance in all material respects with applicable Securities Laws of the United States;

(dd)	the Corporation has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NYSE and the Corporation is currently in compliance, in all material respects, with the rules and policies of the TSX and the NYSE;

(ee)	all Taxes due and payable by the Corporation and the Subsidiaries have been paid in the Ordinary Course. All Tax Returns required to be filed by the Corporation and the Subsidiaries have been duly and timely filed with all appropriate Governmental Entities and all such Tax Returns are complete and accurate in all material respects. The Corporation and its Subsidiaries are, and have at all times been, Tax resident solely in their respective countries of incorporation and do not have, nor have they ever had, any permanent establishment for Tax purposes in any other jurisdiction. None of its Subsidiaries is treated as a controlled-foreign-affiliate in the hands of the Corporation for Canadian tax purposes. Neither the Corporation nor any of its Subsidiaries has entered into, nor has any of them been a party to, any ordinary or extraordinary transaction or arrangement (or any series of transactions or arrangements), during any period (or portion thereof), for which the relevant statute of limitations remains open as of the date of this Agreement, the sole or main purpose of which was to evade the payment of Taxes, and which may be subject to the application of any anti-abusive Tax provision according to any Applicable Law. The Corporation and the Subsidiaries are registered for all sales Taxes that they should have registered for and none of them has taken any Tax positions that could be challenged by a Tax authority for which a reserve has not been recorded. The Corporation has collected and remitted sales Taxes on all its revenues as and when required, and the Corporation has not claimed GST/HST input Tax credits or QST input Tax refunds to which it was not entitled. No audit or examination of any Tax Return of the Corporation or any of the Subsidiaries is currently in progress or threatened and there are no material issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiaries, except where such examinations, issues or disputes would not have a Material Adverse Effect. No Claim or assertion has been made, or has been threatened, by any Governmental Entity against the Corporation or any Subsidiaries in any jurisdiction where the Corporation or any of such Subsidiaries does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction; and each of the Corporation and the Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a taxing authority and/or is entitled to benefit from any tax deduction and/or from the validity and effectiveness of the utilization of tax losses and tax assets carry-forward, and/or any tax credit or tax incentive under any Applicable Law, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order and of any such tax deduction, tax losses and tax assets carry-forward and tax credit or tax incentive;

(ff)	the Corporation is a “reporting issuer” under applicable Securities Laws in the Reporting Jurisdictions and is not (or will not be, as the case may be) included in a list of defaulting reporting issuers (or any similar list) maintained by the applicable securities regulatory authorities in the Reporting Jurisdictions; the Corporation has filed or furnished, within the time frames required, all reports required to be filed or furnished by it under the U.S. Exchange Act, and the rules, regulations and forms thereunder;

(gg)	except as may be noted by or discussed with the applicable securities regulatory authorities in the Reporting Jurisdictions in connection with continuous disclosure review programs conducted by them from time to time, the Corporation is in compliance with its timely and continuous disclosure obligations under Securities Laws in the Reporting Jurisdictions and in the United States, and without limiting the generality of the foregoing, there is no material fact, and there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise), relating to the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Corporation and the Subsidiaries, which has not been publicly disclosed on a non-confidential basis in accordance with the requirements of Securities Laws of the Reporting Jurisdictions and the United States, and, except as may have been corrected by subsequent disclosure, all the statements set forth in all documents publicly filed by or on behalf of the Corporation were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances in which they were made and the Corporation has not filed any confidential material change reports which remain confidential. None of the Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any Reporting Jurisdictions or the United States;

(hh)	with respect to forward-looking information contained in the Disclosure Documents:

(i)	the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop forward-looking information; and

(iii)	all forward-looking information is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated;

(ii)	TSX Trust Company is duly appointed as the registrar and transfer agent of the Common Shares in Canada and Equiniti Trust Company, LLC, at its office in Brooklyn, New York, has been duly appointed as co-transfer agent and registrar for the Common Shares in the United States;

(jj)	the Technical Report was in compliance in all material respects with the requirements of Regulation 43-101 at the time of filing thereof, and the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Matawinie Project as at the date stated therein based upon information available at the time the Technical Report was prepared;

(kk)	the Corporation made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided and there have been no material changes since the date of delivery or preparation thereof;

(ll)	the Corporation is in compliance in all material respects with the provisions of Regulation 43-101 and has filed all technical reports required thereby and, there has been no change that would require the filing of a new technical report under Regulation 43-101;

(mm)	all scientific and technical information derived from the Technical Report, the mineral resource and mineral reserve estimates or otherwise requiring review by a “qualified person” under Regulation 43-101 set forth in the Disclosure Documents has been reviewed by a “qualified person” as required under Regulation 43-101 and has been prepared in accordance with Canadian industry standards set forth in Regulation 43-101;

(nn)	the Corporation has no reason to believe that the assumptions underlying the mineral resource and mineral reserve estimates associated with the Matawinie Project contained in the Corporation Financial Statements or as described in the Corporation Annual Information Form are not reasonable and appropriate;

(oo)	the Corporation believes that the Technical Report reasonably presents the projected capital and operating costs and projected production and operating results of the Matawinie Project as at the date stated therein based upon information available at the time the Technical Report was prepared;

(pp)	the Corporation has no reason to believe that the assumptions underlying the projected capital and operating costs and production and operating results associated with the Phase 2 Projects contained in the Corporation Financial Statements or as described in the Corporation Annual Information Form are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Phase 2 Projects, as summarized in the Corporation Financial Statements or as described in the Corporation Annual Information Form are not commercially achievable by the Corporation;

(qq)	the Corporation has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Phase 2 Projects are not commercially achievable by the Corporation and the Corporation is not aware of any change, fact, event or circumstance which may materially affect such costs or results, other than as has been disclosed in the risk factors contained in the Corporation Annual Information Form;

(rr)	except as disclosed in Section 3.1(rr) of the Disclosure Letter, the Corporation and the Subsidiaries have, collectively, obtained or possess all material Permits or expect to receive, in a timely manner, all material Permits, including any renewal of any such Permits, not yet obtained or possessed, including all material Environmental Permits, to own, lease, and operate their Assets and Properties and to conduct the business as currently conducted by the Corporation and the Subsidiaries or proposed to be conducted by the Corporation and the Subsidiaries in connection with the construction, development and operation of the Phase 2 Projects. Section 3.1(rr) of the Disclosure Letter sets forth a correct list of: (i) all material Permits, including all material Environmental Permits, currently held by the Corporation and the Subsidiaries for the construction, development and operation of the Phase 2 Projects that are in full force and effect; (ii) all material Permits, including all material Environmental Permits, for which applications have been submitted by the Corporation or any of the Subsidiaries (or on their behalf) to any Governmental Entity that are under review and analysis by any such Governmental Entity, and which are required to be obtained for the construction, development and operation of the Phase 2 Projects, including a description of such Permits and the dates of submission of such applications and the expected dates of obtention, and (iii) all material Permits, including all material Environmental Permits, for which applications have not yet been submitted by the Corporation or the Subsidiaries to any Governmental Entity, and which are required to be obtained for the construction, development and operation of the Phase 2 Projects, including a description of such Permits and the expected dates of submission of the applications for the obtention of such Permits. Except as disclosed in Section 3.1(rr) of the Disclosure Letter, all such Permits are or, as applicable, will be, in a timely manner, in full force and effect, and the Corporation and the Subsidiaries have performed or, as applicable, will perform all of their obligations under and have been and are or, as applicable, will be, in material compliance with all such Permits. The Corporation and the Subsidiaries are not in violation of, or in material default under, any of the Permits currently held and neither the Corporation nor any of the Subsidiaries has received any written or, to the knowledge of the Corporation, oral notice, from any Governmental Entity (i) indicating or alleging that the Corporation or any of the Subsidiaries does not possess any material Permit required to own, lease, and operate the Assets and Properties or to conduct the business as currently conducted, or (ii) threatening or seeking to withdraw, revoke, terminate, modify or suspend any of the Corporation’s or any of the Subsidiaries’ material Permits currently held or to refuse to issue or renew any Material Permits required to be maintained or obtained by any of them for the construction, development and operation of the Phase 2 Projects. None of the Corporation’s nor any of the Subsidiaries’ Permits will be subject to withdrawal, revocation, termination, or suspension as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement;

(ss)	since January 1, 2022, the Corporation and the Subsidiaries conform, in all material respects, to all statements made in the documents publicly filed by or on behalf of the Corporation at the time such statements were made (including claims related to “sustainability”, “greenhouse (GHG) emissions”, “carboneutrality”, “net Zero”, “no net loss of biodiversity” or similar expressions and claims, and also including the timeline related thereto) and the Corporation and the Subsidiaries possess appropriate certifications or scientifically reliable materials (including data, evidence or documentation) to substantiate such statements in line with the knowledge, standards and understanding commonly accepted at the time those statements were made;

(tt)	the Corporation and the Subsidiaries: (i) own all rights, titles and interests in and to all intellectual and industrial property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, know how, inventions, proprietary information, research data, designs, formulae, processes, technology and trade secrets, internet domain names and social media handles, all goodwill in connection therewith, used in and material to the conduct of the business thereof (the “Intellectual Property”) owned or purported to be owned by the Corporation or any of the Subsidiaries (“Owned Intellectual Property”), and (ii) possess sufficient rights or licenses to use all Intellectual Property used in and material to the conduct of the business thereof that is not Owned Intellectual Property (together with the Owned Intellectual Property, “Corporation Intellectual Property”). All Corporation Intellectual Property is valid, subsisting, enforceable and free and clear of any Liens of any kind or nature. The Corporation or any of the Subsidiaries is the registered holder of all internet domain names forming part of the Corporation Intellectual Property. The Corporation and the Subsidiaries have taken reasonable measures to protect and maintain the Corporation Intellectual Property, including by securing the registration of Owned Intellectual Property (as appropriate or as required by contractual obligations if applicable) and by paying all registration and renewal fees for Owned Intellectual Property which are registered or applied for in the name of the Corporation or any of the Subsidiaries. Neither the execution or delivery of this Agreement nor the performance of the Corporation’s obligations hereunder or the consummation of any of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Owned Intellectual Property; (ii) a breach of any Material Contract related to the Corporation Intellectual Property; (iii) the release, disclosure, or delivery of any Owned Intellectual Property by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Owned Intellectual Property;

(uu)	the Corporation and the Subsidiaries take and have taken commercially reasonable steps to protect, preserve and maintain their rights in the Owned Intellectual Property and the confidentiality of trade secrets and material confidential information included therein, and none of the Corporation or any of the Subsidiaries has disclosed any such trade secrets confidential information to any third party other than pursuant to a written confidentiality agreement (and other than to legal counsel who are bound by professional obligations of confidentiality), pursuant to which such third party agrees to protect such confidential information. Neither the Corporation nor any of the Subsidiaries has knowledge of any unauthorized use, access, transmission, disclosure, destruction or modification of any trade secrets or confidential information;

(vv)	neither the Corporation nor any of the Subsidiaries has provided any third party with written notice or instituted any action, suit or proceeding claiming that such third party is infringing, misappropriating, or otherwise violating any Owned Intellectual Property, nor does the Corporation or any of the Subsidiaries have knowledge of any Person infringing, misappropriating, or otherwise violating any Owned Intellectual Property;

(ww)	no item of Owned Intellectual Property is subject to any pending action, suit or proceeding or outstanding order to which the Corporation or any of the Subsidiaries is a named party restricting in any manner the use, transfer or licensing of such Owned Intellectual Property by the Corporation or any of the Subsidiaries;

(xx)	each Person who has contributed to, developed, created or conceived any Owned Intellectual Property, including all current and former employees, officers, directors, consultants and independent contractors of the Corporation or the Subsidiaries who have been involved in the development, creation or conception of the Owned Intellectual Property or who have had access to confidential information or trade secrets relating to the Owned Intellectual Property, has done so pursuant to a written, valid and enforceable agreement or other legal obligation that protects the confidential information of the Corporation and the Subsidiaries, includes a present assignment of or an undertaking to assign all of the rights, title and interest such Persons may have in or to the Owned Intellectual Property to the Corporation and the Subsidiaries, recognizes the Corporation and the Subsidiaries’ ownership of the Person’s contribution, development, creation, or conception, and, where relevant, waives the Person’s moral rights and rights of a similar nature in and to such Owned Intellectual Property. (i) No funding, personnel, or facilities of any Governmental Entity or any university or other educational institution were used, directly or indirectly, to develop or create any Owned Intellectual Property, and (ii) no Governmental Entity or any university or other educational institution has any ownership in or rights to any such Owned Intellectual Property;

(yy)	to the Corporation’s knowledge, the operation of the business of the Corporation and its Subsidiaries does not infringe upon, misappropriate or otherwise violate, and has not infringed upon, misappropriated, or otherwise violated, the Intellectual Property of any third party, and neither the Corporation nor any of the Subsidiaries has received any written charge, complaint, claim, demand or notice from any third party, or been party to any action, suit or proceeding, alleging that the operation of the business of the Corporation or any of the Subsidiaries infringes, misappropriates, or otherwise violates the Intellectual Property of any third party, nor does the Corporation or any of the Subsidiaries have knowledge of any facts or circumstances upon which any such charge, complaint, claim, demand, notice or action could be based, or that would render any Corporation Intellectual Property invalid, unenforceable or inadequate to protect the interests of the Corporation and the Subsidiaries therein;

(zz)	(i) each of the Corporation and the Subsidiaries, their respective Assets and Properties and the business, affairs and operations of each of the Corporation and the Subsidiaries, have been and are in compliance in all material respects with all Environmental Laws and Environmental Permits; (ii) neither the Corporation nor any of the Subsidiaries is in material violation of, or has received a written complaint or notice or been prosecuted for an offence alleging the Corporation’s or any of the Subsidiaries’ violation or non-compliance with, or liability under, any Environmental Laws or otherwise relating to the presence, migration or release or threatened release of Hazardous Materials; (iii) each of the Corporation and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws and no Hazardous Materials or other substances or materials (including heavy metals) capable of leaching into underground are or have been treated, stored, located or disposed of on, or are migrating or have migrated from, on, in, under or to, any Assets and Properties of the Corporation or any of the Subsidiaries or in connection with any activities conducted by or on behalf of the Corporation or any of the Subsidiaries, whether during the operational phase or following the cessation of operations (post-operam), except in compliance with Environmental Law; (iv) there are no Orders, nor any events or circumstances that might reasonably be expected to form the basis of an Order, for testing, reclamation, rehabilitation, clean up or remediation, there are no Claims, nor any events or circumstances that might reasonably be expected to form the basis of a Claim, by any private party or Governmental Entity, against or affecting the Corporation, the Subsidiaries or their Assets and Properties relating to Hazardous Materials or any Environmental Laws and there are no obligations or liabilities, outstanding, contingent or otherwise, related to testing, reclamation, rehabilitation, clean up or remediation work required under Environmental Law, that are associated with operations conducted by Corporation or any of the Subsidiaries, their respective Assets and Properties or any other property used by the Corporation or any of the Subsidiaries nor any events or circumstances that might reasonably be expected to result in such obligations or liabilities; (v) there are no Environmental Permits which either the Corporation or the Subsidiaries do not have which are necessary to conduct the business, affairs and operations of each of the Corporation and the Subsidiaries and all Environmental Permits held by the Corporation and the Subsidiaries are in full force and effect; and (vi) the Corporation has provided or made available to the Investor accurate and complete copies of all material environmental audits, evaluations, assessments, studies and documentation relating to the Phase 2 Projects or any other Assets and Properties of the Corporation or any of the Subsidiaries in the possession or control of the Corporation or any of the Subsidiaries;

(aaa)	in the Ordinary Course, the Corporation conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Corporation and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any Permit, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to the Corporation’s attention that could result in costs or liabilities that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

(bbb)	none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or Affiliate of any of the foregoing has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation or the Subsidiaries that materially affects, is material to or will materially affect the Corporation or any of the Subsidiaries;

(ccc)	there is no broker, finder or other party or Person, that is entitled to receive from the Corporation any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement;

(ddd)	the Corporation does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer of the Corporation except for such extensions of credit as are expressly permitted by Section 13(k) of the U.S. Exchange Act;

(eee)	neither the Corporation nor any of the Subsidiaries has (i) made any material loans to each other, except in respect of the intercompany loans made in the Ordinary Course, or (ii) guaranteed the material obligations of each other. Neither the Corporation nor any of the Subsidiaries has made any material loans to or guaranteed the material obligations of any other Person;

(fff)	the Corporation and the Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, on a basis consistent with reasonably prudent persons in comparable businesses, and in compliance with the requirements contained in any Material Contract or Material Lease; and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no defaults thereunder. The Corporation and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or any of the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation and the Subsidiaries have no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and neither the Corporation nor any of the Subsidiaries has failed to promptly give any notice of any material claim thereunder;

(ggg)	neither the Corporation nor any of the Subsidiaries, nor, to the knowledge of the Corporation, any director, officer, or employee of the Corporation or any of the Subsidiaries, nor any agent, Affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries: (A) has, directly or indirectly, in the course of its actions for, or on behalf of, the Corporation or any of the Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic Government Official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the Anti-Corruption Laws; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit; (B) is or has been the subject of any actual, pending or, to the knowledge of Corporation, threatened action, suit or proceeding by or before any court or Governmental Entity or any arbitrator with respect to any Anti-Corruption Laws. The Corporation and the Subsidiaries and, to the knowledge of the Corporation, the Corporation’s Affiliates conduct and have conducted their respective businesses in compliance with the Anti-Corruption Laws and have instituted and maintain policies and procedures that are designed, risk-based and effective at ensuring, and which are reasonably expected to ensure, continued compliance therewith;

(hhh)	the operations of the Corporation and the Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(iii)	neither the Corporation, nor the Subsidiaries or the directors, officers or employees of the Corporation or any of the Subsidiaries, nor, to the knowledge of the Corporation, any agent, Affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries, is currently a Sanctioned Person; and the Corporation will not directly or indirectly use the Proceeds, or lend, contribute or otherwise make available such proceeds to any of the Subsidiaries, or any joint venture partner or other Person, for the purpose of financing the activities of or business with any Sanctioned Person, or in any other manner that will result in a violation by any Person (including any Person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. Except as disclosed in Section 3.1(iii) of the Disclosure Letter, for the past five years, the Corporation and the Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction is or was a Sanctioned Person; the Corporation and its Subsidiaries, to the best of the Corporation’s knowledge, act and have always acted in compliance with Sanctions and have not received any written notice, nor, to the knowledge of the Corporation, have been the subject of any investigation, inquiry or enforcement proceedings by, any Governmental Entity with respect to an alleged or actual violation of Sanctions;

(jjj)	the Purchased Shares as described in this Agreement have been, or prior to the Closing will be, duly authorized, created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid and non-assessable Common Shares;

(kkk)	the Corporation has complied, or will comply, with all Applicable Laws in connection with the offer, sale and issuance of the Purchased Shares. The Corporation has obtained or will obtain prior to Closing all necessary approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the issuance and sale of the Purchased Shares as herein contemplated, including the approval of the TSX and any required authorizations from the NYSE;

(lll)	with respect to each premises of the Corporation and the Subsidiaries which is material to the Corporation (on a consolidated basis) and which the Corporation or any of the Subsidiaries occupies as tenant, including those referred to in the Material Leases (collectively, the “Premises”), the Corporation or any of such Subsidiaries occupies the Premises and has the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Corporation or any such Subsidiaries occupies the Premises is in good standing and in full force and effect;

(mmm)	the Corporation and the Subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Corporation and the Subsidiaries have not and are not engaged in any unfair labor practice and there is no labor strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or its Subsidiaries. Except as disclosed in Section 3.1(mmm) of the Disclosure Letter, there is no collective bargaining agreement currently in place or being negotiated by the Corporation or its Subsidiaries and the Corporation and the Subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Corporation or its Subsidiaries carry on business or have employees;

(nnn)	neither the Corporation nor any of the Subsidiaries sponsors or maintains or has any obligation to make contributions to any “pension plan” (as defined in Section 3(2) of ERISA) subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974 (“ERISA”). Each plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its Subsidiaries for the benefit of any current or former director, officer or employee of the Corporation or its Subsidiaries, as applicable (the “Employee Plans”), has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all Applicable Laws in respect of such Employee Plans;

(ooo)	each of the Corporation and the Subsidiaries is insured by recognized and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for its business, including policies covering immovable or real and movable or personal property, whether owned or leased by the Corporation and the Subsidiaries, against theft, damage, destruction, acts of vandalism and earthquakes. The Corporation has no reason to believe that it or any of the Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business or the Subsidiaries’ businesses as now conducted and at a cost that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. Neither the Corporation nor any of the Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied;

(ppp)	the Corporation is an “emerging growth company” as defined in Section 2(a) of the U.S. Securities Act);

(qqq)	there has been no material security breach or other material compromise of or relating to any of the Corporation or the Subsidiaries’ information technology assets and equipment, computer systems, networks, hardware, software, websites, applications, and databases (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them) or technology (collectively, “IT Systems and Data”) and (i) the IT Systems and Data are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Corporation and the Subsidiaries as currently conducted and, to the best of the Corporation’s knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (ii) the Corporation and the Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data (including all personal, personally identifiable, sensitive, confidential or regulated data); (iii) the Corporation and the Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to their IT Systems and Data; (iv) the Corporation and the Subsidiaries are presently in material compliance with all Applicable Laws or statutes and all judgments, Orders, rules and regulations of any court or arbitrator or Governmental Entity, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification; and (v) the Corporation and the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices;

(rrr)	the Corporation and the Subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including the Act Respecting the Protection of Personal Information in the Private Sector (Québec) and the Corporation and the Subsidiaries have taken commercially reasonable actions to prepare to comply with the European Union General Data Protection Regulation (EU 2016/679), to the extent such regulation applies to the Corporation (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Corporation and each of the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of personal data (collectively, the “Policies”). The Corporation and the Subsidiaries have at all material times made all material disclosures to users or customers required by Applicable Laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Corporation, been inaccurate or in violation of any Applicable Laws and regulatory rules or requirements in any material respect. The Corporation further certifies that neither it nor any of the Subsidiaries (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law;

(sss)	based on the current profile of the Corporation’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Corporation believes that it likely was a passive foreign investment company (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for its most recently completed taxable year. While the Corporation has not made a determination of its expected PFIC status for the current taxable year, the Corporation may be a PFIC in the current taxable year and in the foreseeable future. For any year in which the Corporation is a PFIC, if any, the Corporation can provide no assurances that it will satisfy the record keeping requirements of a PFIC or that it will make available to purchasers of the Purchased Shares that are subject to United States federal income taxation the information such purchasers require to make a “qualified electing fund” election pursuant to Section 1295 of the Code with respect to the Corporation, and as a result, such an election may not be available to such purchasers;

(ttt)	neither the Corporation nor any of the Subsidiaries have taken, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the U.S. Exchange Act (“Regulation M”)) with respect to the Common Shares, whether to facilitate the sale or resale of the Common Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M;

(uuu)	the Corporation is not, and will not be, either after receipt of payment for the Purchased Shares, or after the application of the Proceeds (as well as the proceeds of the other components of the FID Equity Offering), required to register as an “investment company” (as such term is defined in the United States Investment Company Act of 1940, as amended) under such Act;

(vvv)	there are no business relationships or related-party transactions involving the Corporation or any of the Subsidiaries or any other Person required to be disclosed under Securities Laws which have not been disclosed;

(www)	none of the directors, officers or employees of the Corporation or any of the Subsidiaries or any associate or Affiliate of any of the foregoing has any interest, direct or indirect, in any material transaction or any proposed transaction with the Corporation or the Subsidiaries;

(xxx)	none of the outstanding Common Shares were issued in violation of any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Corporation, to which the Corporation is subject or for which a waiver has not been obtained. Other than as set out in Section 3.1(xxx) of the Disclosure Letter, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Corporation or any of the Subsidiaries, to which such Corporation or Subsidiary is subject;

(yyy)	to the Corporation’s knowledge, there are no undisclosed facts or circumstances reasonably likely to constitute a Material Adverse Effect;

(zzz)	to the Corporation’s knowledge, no event has occurred or condition exists which is reasonably likely to prevent the transactions contemplated in the ENI Subscription Agreement, the CGF Subscription Agreement or the FID Prospectus Offering Letter Agreement or that will be contemplated in the FID Prospectus Offering Underwriting Agreement from being completed in accordance therewith;

(aaaa)	as of the date of this Agreement, neither the Corporation nor any of the Subsidiaries is in receipt of any oral or written offer, indication of interest, proposal or inquiry relating to any (i) direct or indirect acquisition of an equity interest (whether by merger, consolidation, stock sale or other business combination) in the Corporation, (ii) acquisition of any of the voting equity interests of the Corporation through a primary issuance for cash proceeds, (iii) offtake or similar arrangement, (iv) tender offer or exchange offer by the Corporation that if consummated would result in any Person or that Person’s Affiliates beneficially acquiring any of the voting equity interests of the Corporation, (v) merger, consolidation, other business combination or similar transaction involving the Corporation or any of the Subsidiaries, pursuant to which such Person would own any of the consolidated assets, net revenues or net income of the Corporation and the Subsidiaries, taken as a whole, or (vi) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Corporation or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Corporation;

(bbbb)	the Corporation reasonably believes, at the commencement of the FID Equity Offering, that it has “substantial U.S. market interest” (as such term is defined in Regulation S) in its Common Shares; and

(cccc)	all offers and sales of securities of the Corporation in the FID Equity Offering outside the United States to non-U.S. Persons are being made in compliance with Category 2 of Regulation S, including the implementation of “offering restrictions” (as such term is defined in Regulation S).

3.2	Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Corporation as of the date hereof (unless a different date is indicated, in which case the representations and warranties shall be as of such date) as follows and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)	this Agreement has been duly authorized and executed by the Investor and constitutes, and will constitute at the Closing Time, legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights generally, and will not violate or conflict with the constating documents of the Investor or the terms of any restriction, agreement, undertaking, or Applicable Laws to which the Investor is subject;

(b)	the Investor is validly existing under the Applicable Laws of the jurisdiction in which it was formed, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Investor, and the Investor has the necessary corporate power and authority to execute the Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary action in respect thereof;

(c)	the Investor is: (A) not an individual; (B) purchasing the Purchased Shares or deemed to be purchasing the Purchased Shares, as principal; (C) an “accredited investor” as described in paragraphs (f) and (m) of section 1.1. of Regulation 45-106; and (D) not a Person that was created, or is being used, solely to purchase or hold securities as an accredited investor described in paragraphs (f) and (m) of the definition of “accredited investor” in section 1.1 of Regulation 45-106;

(d)	the Investor acknowledges that the Purchased Shares have not been offered to the Investor (or any Person on whose behalf the Investor is contracting) in the United States, and any Person making the order to purchase the Purchased Shares and executing this Agreement was not in the United States when the order was placed and this Agreement was executed and delivered;

(e)	the Investor is not a U.S. Person, which includes, but is not limited to, a natural person resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of any foreign jurisdiction and formed by a U.S. person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by accredited investors as defined by Rule 501(a) of Regulation D who are not natural persons, estates or trusts, and is not purchasing the Purchased Shares on behalf of, or for the account or benefit of, a Person in the United States or a U.S. Person;

(f)	the Investor has not purchased the Purchased Shares as a result of any form of “directed selling efforts” (as such term is defined in Regulation S) in the United States;

(g)	the current structure of the Investment and all transactions and activities contemplated hereunder is not a scheme to avoid registration requirements of the U.S. Securities Act or applicable state laws;

(h)	the Investor understands that the Purchased Shares are being offered for sale only on a “private placement” basis and that the sale and delivery of the Purchased Shares are conditional upon such sale and delivery being exempt from the requirements as to the filing of a prospectus or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus and, as a consequence (i) the Investor is restricted from using most of the civil remedies available under Securities Laws, (ii) the Investor may not receive information that would otherwise be required to be provided to it under Securities Laws, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under Securities Laws;

(i)	the Investor is aware that the Purchased Shares have not been and will not be registered under the U.S. Securities Act, or the securities legislation of any State of the United States and therefore may not be offered or sold directly or indirectly in the United States or to, or for the account of benefit of, a U.S. Person without registration under the U.S. Securities Act and applicable state Securities Laws or compliance with requirements of an exemption from registration thereunder;

(j)	the Investor has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, registration statement, sales or advertising literature, or any other document (other than an annual report, annual information form, interim report, information circular or any other continuous disclosure document, the content of which is prescribed by Securities Laws) describing or purporting to describe the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the Purchased Shares;

(k)	the Investor understands that (i) it will need to comply with (A) the applicable requirements of Rule 144 under the U.S. Securities Act when selling Purchased Shares in the United States, or (B) another exemption or exclusion from the registration requirements of the U.S. Securities Act, including, without limitation, Regulation S (including compliance with any applicable “distribution and compliance period” under Regulation S) or (ii) such Purchased Shares will need to be registered for resale under the U.S. Securities Act; and

(l)	if the Investor is deemed to be a “distributor” (as defined in Regulation S) in the FID Equity Offering, the sale of any Purchased Shares to a distributor, or dealer or Person receiving a selling concession, fee or other remuneration in respect of the securities sold prior to the “distribution and compliance period”, the Investor shall send a confirmation or other notice to the purchaser stating the purchaser is subject to the same restrictions on offers and sales that apply to the distributor.

3.3	Acknowledgements and Authorizations of the Investor

The Investor hereby acknowledges and agrees as follows:

(a)	no applicable securities regulatory authority (or authorities) or regulator, agency, Governmental Entity, regulatory body, stock exchange or other regulatory body has reviewed or passed on the investment merits of the Purchased Shares;

(b)	the Purchased Shares will be subject to a restriction on resale prescribed by section 2.5 of Regulation 45-102 respecting Resale of Securities (Québec); and

(c)	the certificate(s) or DRS Advice(s) representing the Purchased Shares, when issued, will bear or be bound by, a legend substantially in the following form:

“Unless permitted under securities legislation, the holder of this security must not trade the security before [insert four months and a day after the Closing Date].”

3.4	Waivers of the Investor

(a)	The Investor hereby waives the following notifications that might be required of the Corporation in connection with the FID Equity Offering:

(i)	any notice required under the investor rights agreement entered into by the Corporation and the Investor on December 20, 2024, related to the Pre-Emptive Right and the Top-Up Right provided for and defined in Section 3 thereof; and

(ii)	any notice required under the registration rights agreement entered into by the Corporation and the Investor on December 20, 2024, related to the Piggyback Registration Request as provided for and defined in Section 2.2 thereof.

(b)	The Investor hereby acknowledges and confirms that the Investment contemplated by this Agreement constitutes the sole subscription to and purchase of Common Shares by the Investor in connection with the FID Equity Offering. The Investor also hereby acknowledges that it will not require any of the Common Shares or other securities of the Corporation held by the Investor to be registered in connection with the FID Prospectus Offering.

ARTICLE 4 - CONDITIONS PRECEDENT TO CLOSING

4.1	Investor’s Conditions Precedent to Closing

The Investor’s obligation under this Agreement to purchase the Purchased Shares, shall be subject to the following conditions (which conditions may be waived in writing by the Investor in its sole discretion):

(a)	(i) the representations and warranties of the Corporation contained in Sections 3.1(a), 3.1(b), and 3.1(e) of this Agreement shall be true and correct in all respects as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Effect, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Effect, in all respects), as of such date;

(b)	the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement required to be performed or complied with prior to the Closing;

(c)	no Material Adverse Effect shall have occurred;

(d)	the Investor shall have received a certificate from the President and Chief Executive Officer or the Chief Financial Officer of the Corporation (on the Corporation’s behalf and without personal liability), in form and substance satisfactory to the Investor, acting reasonably, confirming satisfaction of the conditions referred to in Sections 4.1(a), (b), and 4.1(c);

(e)	there shall be no issued Order, injunction, judgment or ruling filed or imposed by any Governmental Entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or claiming that such transactions are improper;

(f)	the Common Shares shall continue to be listed and posted for trading on the TSX and the NYSE;

(g)	the Corporation shall not be the subject of a cease trading order (including a management cease trade order) made by any applicable securities regulatory authority (or authorities) or regulator in Canada or the United States or other Governmental Entity;

(h)	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares as herein contemplated, including any required approval of the TSX, any required authorization of the NYSE and any required approval by the Shareholders of the transactions contemplated by this Agreement, the ENI Subscription Agreement and the CGF Subscription Agreement;

(i)	all necessary filings required under any applicable competition or antitrust, laws shall have been made, the expiration or termination of any applicable waiting or review periods under any competition or antitrust Applicable Laws has occurred, and all requisite approvals and authorizations under any competition or antitrust competition or antitrust Applicable Laws have been obtained, in each case to the extent necessary to consummate the transactions contemplated hereby in compliance with such competition or antitrust Applicable Laws;

(j)	the GoC Offtake Agreement shall have been executed by the Corporation and the Government of Canada (or on its behalf) and shall be in full force and effect as at the Closing Time;

(k)	The Investor Warrant shall have been amended and restated to the entire satisfaction of the Investor, acting reasonably, subject to the requisite approvals of the TSX and the NYSE (if applicable) and of the shareholders of the Corporation;

(l)	the FID shall have been achieved;

(m)	the FID Private Placement (other than the Investment) shall close substantially concurrently with the Closing and the exchange of subscription receipts for Common Shares and delivery to the Corporation of the net proceeds from the FID Prospectus Offering under the FID Prospectus Offering Subscription Receipt Agreement shall occur on the Closing Date immediately after the Closing; and

(n)	the Investor shall have received the closing deliveries set forth in Section 5.2; and

If any of the foregoing conditions has not been fulfilled by the Outside Date, the Investor may elect not to complete the Investment by notice in writing to the Corporation. The Investor may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

4.2	Corporation’s Conditions Precedent to Closing

The Corporation’s obligation under this Agreement to issue and sell the Purchased Shares, is subject to the following conditions (which conditions may be waived by the Corporation in its sole discretion):

(a)	the representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(b)	the Investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement required to be performed or complied with prior to the Closing;

(c)	there shall be no issued Order, injunction, judgment or ruling filed or imposed by any Governmental Entity for the purpose of enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or claiming that such transactions are improper;

(d)	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares as herein contemplated, including any required approval of the TSX, any required authorization of the NYSE and any required approval by the Shareholders of the transactions contemplated by this Agreement, the ENI Subscription Agreement and the CGF Subscription Agreement;

(e)	the FID Private Placement (other than the Investment) shall close substantially concurrently with the Closing and the exchange of subscription receipts for Common Shares and delivery to the Corporation of the net proceeds from the FID Prospectus Offering under the FID Prospectus Offering Subscription Receipt Agreement shall occur on the Closing Date immediately after the Closing; and

(f)	the Corporation shall have received the closing deliveries set forth in Section 5.3.

If any of the foregoing conditions has not been fulfilled by the Outside Date, the Corporation may elect not to complete the Investment by notice in writing to the Investor. The Corporation may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 5 - CLOSING

5.1	Time and Place of Closing

The closing of the subscription and issuance of the Purchased Shares (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at the Closing Time, or at such other date or time as agreed upon by the Investor and the Corporation.

5.2	Corporation’s Closing Deliveries

At or prior to the Closing Time, the Corporation shall deliver to the Investor the following:

(a)	one or more share certificates or DRS Advices evidencing the Purchased Shares and registered in accordance with the registration instructions set forth in Schedule A hereto, or as may be otherwise subsequently directed by or on behalf of the Investor in writing;

(b)	an executed copy of each of the ENI Subscription Agreement, the CGF Subscription Agreement, the FID Prospectus Offering Underwriting Agreement, the FID Prospectus Offering Subscription Receipt Agreement and the GoC Offtake Agreement;

(c)	a certificate of compliance of the Corporation dated within one (1) Business Day prior to the Closing or such earlier date as may be agreed by the Investor issued by Corporations Canada;

(d)	a certificate dated as of the Closing Date addressed to the Investor and signed by the President and Chief Executive Officer or the Chief Financial Officer of the Corporation (in each case on behalf of the Corporation and without personal liability) in form and content satisfactory to the Investor, acting reasonably, certifying with respect to:

(i)	the currently effective constating documents of the Corporation;

(ii)	all necessary corporate approvals by the Corporation relating to this Agreement and the consummation of the transactions contemplated herein, including the FID, the issuance and sale of the Purchased Shares and the issuance of the subscription receipts and Common Shares in connection with the FID Private Placement and the FID Prospectus Offering; and

(iii)	an incumbency and signatures of signing persons of authority and officers of the Corporation;

(e)	an opinion from the Corporation’s legal counsel in Canada, in a form satisfactory to the Investor, acting reasonably, as to certain corporate law and securities law matters relating to the Corporation, the issuance and sale of the Purchased Shares, exemptions from the prospectus requirement under Securities Laws of Canada and other related matters;

(f)	evidence of any required approval of the TSX and any required authorization of the NYSE with respect to the sale and the listing of the Purchased Shares as herein contemplated;

(g)	evidence of any required approval by the Shareholders with respect to the transactions contemplated by this Agreement, the ENI Subscription Agreement and the CGF Subscription Agreement;

(h)	evidence reasonably satisfactory to the Investor that the transactions contemplated by the ENI Subscription Agreement and the CGF Subscription Agreement have closed prior to or shall close simultaneously with the closing of the Investment and that the proceeds to be received by the Corporation in connection with the transactions contemplated by the ENI Subscription Agreement and the CGF Subscription Agreement have been or shall be simultaneously received by the Corporation;

(i)	evidence reasonably satisfactory to the Investor that the FID Prospectus Offering Release Conditions have been satisfied and that the net proceeds from the FID Prospectus Offering will be delivered to the Corporation under the FID Prospectus Offering Subscription Receipt Agreement, with the exception of: (i) the completion of the FID Private Placement; (ii) the delivery of any notice to be delivered pursuant to the FID Prospectus Offering Subscription Receipt Agreement to the subscription receipt agent thereunder to confirm the satisfaction of the FID Prospectus Offering Release Conditions and authorizing the delivery of the net proceeds from the FID Prospectus Offering to the Corporation; and (iii) the exchange of subscription receipts for Common Shares pursuant to the terms of the FID Prospectus Offering Subscription Receipt Agreement (and any opinion confirming the final issuance of Common Shares); and

(j)	such further certificates and other documentation from the Corporation as may be contemplated herein or as the Investor may reasonably request.

5.3	Investor’s Closing Deliveries.

At or prior to the Closing Time, the Investor shall deliver to the Corporation, the following:

(a)	the Subscription Price by wire transfer of immediately available funds to an account designated by the Corporation (such account to be designated by the Corporation no fewer than five (5) Business Days prior to the Closing); and

(b)	such further certificates and other documentation from the Investor as may be contemplated herein or as the Corporation may reasonably request.

ARTICLE 6 - COVENANTS

6.1	Actions to Satisfy Closing Conditions

Each of the parties hereto shall make commercially reasonable efforts to ensure satisfaction of each of the conditions for which it is responsible for performing, delivering or satisfying set forth in Article 4.

6.2	Consents, Approvals and Authorizations

(a)	The Corporation covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Laws with respect to the Investment, including in respect of any required approval by the Shareholders. If required by Securities Laws or reasonably requested by the Corporation, the Investor will use commercially reasonable efforts to execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents with respect to the issuance and sale of the Purchased Shares.

(b)	The Corporation shall keep the Investor fully informed regarding the status of such consents, approvals and authorizations, and the Investor, its representatives and counsel shall have the right to provide input into any applications for approval and related correspondence and any proxy circular of the Corporation prepared in connection with any required approval by the Shareholders, which will be incorporated by the Corporation, acting reasonably. The Corporation will provide notice to the Investor (and its counsel) of any proposed substantive discussions with the TSX or the NYSE if required in connection with the Investment. On the date all such consents, approvals and authorizations have been obtained by the Corporation and all such filings have been made by the Corporation, the Corporation shall notify the Investor of same.

(c)	Without limiting the generality of the foregoing, the Corporation shall promptly make all filings required by the TSX and the NYSE. If the approval or authorization of either of the TSX or the NYSE is a “conditional approval” subject to the making of customary deliveries to the TSX or the NYSE after the Closing Time, the Corporation shall ensure that such filings are made as promptly as practicable after such date and in any event within the time frame contemplated in the conditional approval letter from the TSX or the authorization from the NYSE, as applicable.

(d)	Without limiting the generality of the foregoing, each of the Corporation and the Investor shall use its commercially reasonable efforts to (i) promptly file, or cause to be filed, any notification required to be made to any Governmental Entity pursuant to the applicable antitrust or competition laws of any jurisdiction regarding the transactions contemplated hereby; (ii) supply as promptly as practicable any additional information and documentary material that may be requested or required by such Governmental Entity; (iii) take all steps to cause the expiration or termination of any applicable waiting or review periods and obtain all requisite approvals and authorizations under any competition or antitrust law as necessary to consummate the transactions contemplated hereby. Each of the Corporation and Investor shall (i) cooperate with the other in connection with any filing or submission made pursuant to this section and keep the other informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity regarding any filings contemplated hereby, (ii) provide the other notice and an opportunity to participate in any oral communications with such Governmental Entity to the extent not prohibited by that Governmental Entity, and (iii) provide the other the opportunity to review and comment on any substantive communications with such Governmental Entity and consider the other’s comments reasonably and in good faith. Nothing in this Section 6.2(d) shall require the Corporation or the Investor to disclose any competitively sensitive information or business secrets, in which case such information is to be communicated between the respective legal counsel of each of the Corporation and the Investor on an “external counsel only” basis (a non-confidential version of the relevant filing, submission or communication being provided to the other party hereto) or pursuant to additional procedures agreed between the parties to ensure compliance with all competition, antitrust and foreign direct investment Applicable Laws.

(e)	The Corporation shall, as promptly as practicable after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the Investment.

6.3	Ordinary Course of Business

(a)	Except as contemplated or permitted by this Agreement, from the date hereof until the earlier of the Closing Time and the termination of this Agreement, the Corporation and its Subsidiaries shall conduct their business in the Ordinary Course in material compliance with Applicable Laws, including using commercially reasonable efforts to maintain and preserve intact the current organization and business of the Corporation in all material respects, preserve and maintain all of their Permits, and preserve the rights, goodwill and relationships of counterparties of Material Contracts and Material Leases. Without limiting the foregoing, the Corporation covenants and agrees with the Investor that the Corporation will not, from the date hereof and ending on the earlier of the Closing Time and the termination of this Agreement, except with the prior written consent of the Investor :

(i)	split, combine or reclassify any of the outstanding Common Shares;

(ii)	redeem, purchase or offer to purchase any Common Shares or convertible securities (excluding the Note);

(iii)	amalgamate, merge or consolidate with any other Person (which for greater certainty does not include a Change of Control);

(iv)	perform any act or enter into any transaction or negotiation which might materially adversely interfere or be materially inconsistent with the consummation of the Investment;

(v)	make or award any increases in salary, incentive compensation or other bonuses to executives of the Corporation or its Subsidiaries (other than in the Ordinary Course);

(vi)	cause, consent to, or permit, any termination, release, cancellation, adverse amendment, modification or variance, or waiver of timely compliance with any terms or conditions of any Material Contract and Material Lease, other than the renewal of same in the Ordinary Course;

(vii)	terminate, cancel or fail to timely comply with terms and conditions of any Mining Rights; or

(viii)	agree or commit to do any of the foregoing.

6.4	Access to Information

Until the earlier of the Closing Time and the termination of this Agreement, the Corporation shall:

(a)	provide the Investor, its designees and its representatives with reasonable access (i) to the virtual data room or such other document review platform which has been constituted by the Corporation (or on its behalf), and (ii) upon reasonable notice during normal business hours, to the Corporation’s and its Subsidiaries’ books and records and executive management, in each case so that the Investor may conduct reasonable inspections, investigations and audits relating to the Corporation and its Subsidiaries, including as to the internal accounting controls and business and operations of the Corporation and its Subsidiaries;

(b)	deliver to the Investor, immediately following receipt thereof, a copy of any notice, letter, correspondence or other communication from any Governmental Entity or any Claim or filing involving the Corporation, in each case, in respect of the Corporation’s potential, actual or alleged violation of any and all laws applicable to the business, affairs and operations of the Corporation and its Subsidiaries anywhere in the world, and any responses by the Corporation in respect thereto;

(c)	deliver to the Investor, as promptly as practicable, such information and documentation relating to the Corporation and its Subsidiaries as the Investor may reasonably request from the Corporation from time to time for purposes of complying with the Investor’s tax reporting obligations with respect to its ownership of Common Shares; and

(d)	deliver to the Investor, as promptly as practicable, such information and documentation relating to any matter which may reasonably affect the Investor’s, or any of its Affiliates’ reputation.

6.5	Notice

Until the earlier of the Closing Time and the termination of this Agreement, the Corporation shall promptly notify the Investor of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of the Corporation contained in Section 3.1 of this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Closing Time;

(b)	result in the failure of the Corporation to comply with any covenant or agreement to be complied with by the Corporation pursuant to the terms of this Agreement; or

(c)	result in any material change (actual, anticipated, contemplated, proposed or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), profits, obligations, cash flow, income, affairs or prospects of the Corporation and the Subsidiaries taken as a whole.

6.6	Anti-bribery and Corruption Compliance

Until the earlier of the Closing Time and the termination of this Agreement:

(a)	the Corporation shall cause its employees, directors, officers, and to the best of its ability any Person acting on its behalf to comply, with applicable Anti-Corruption Laws;

(b)	neither the Corporation, the Subsidiaries, nor any of its or their employees, directors, officers or, to the knowledge of the Corporation, any Person acting on its or their behalf shall:

(i)	give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment), directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in his or her official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other Person to act in violation of his, her or its lawful duty, (C) securing any improper advantage, or (D) persuading any Government Official or other Person to use his, her or its influence with any Governmental Entity or any government-owned Person to effect or influence any act or decision of such Governmental Entity or government-owned Person; and

(ii)	accept, receive, agree to accept, or authorize the acceptance of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws; and

(c)	the Corporation shall (and shall cause its Subsidiaries to) maintain policies, procedures and internal controls reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, including records of payments to any Persons (including agents, consultants, representatives and distributors) and Government Officials. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Anti-Corruption Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any violation of Anti-Corruption Laws.

6.7	Trade and Sanctions Compliance

Until the earlier of the Closing Time and the termination of this Agreement:

(a)	the Corporation shall and shall cause its Subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf, to comply with all applicable Sanctions;

(b)	the Corporation shall not, and shall cause each of its Subsidiaries and each of its and their respective directors, officers and employees not to: (i) engage in any activities that would cause any of such Persons to become a Sanctioned Person; or (ii) act under the direction of, on behalf of, or for the benefit of a Sanctioned Person;

(c)	the Corporation shall as soon as practicable and no later than April 30, 2027, institute and maintain a risk-based compliance program to ensure compliance with Sanctions by itself, its Subsidiaries and each of their respective directors, officers, and employees. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by OFAC, BIS and any other relevant Sanctions Authority. Within thirty (30) days after the date on which the Corporation adopts such policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation’s adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Sanctions. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Sanctions;

(d)	the Corporation shall not, and shall cause each of its Subsidiaries and each of its and their respective directors, officers and employees not to, engage in activities that would have the effect of conducting any business transaction or activity with a Sanctioned Person or Sanctioned Territory.

This Section 6.7 shall not be interpreted or applied in relation to the Corporation to the extent that the representations made under this Section 6.7 violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

6.8	Compliance with Money Laundering Laws

Until the earlier of the Closing Time and the termination of this Agreement:

(a)	the Corporation shall and shall cause its Subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf, to comply with all applicable Money Laundering Laws; and

(b)	the Corporation shall as soon as practicable and no later than April 30, 2027, institute and maintain policies and procedures commensurate with a company of the Corporation’s size and stage of development, designed to ensure compliance with any applicable Money Laundering Laws by itself, its Subsidiaries and each of their respective directors, officers, and employees. As soon as practicable after the date of this Agreement, and in any event within thirty (30) days after the date on which the Corporation adopts such policies and procedures, the Corporation shall provide a copy of such policies and procedures to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation’s adoption of such policies and procedures. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Money Laundering Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Money Laundering Laws.

ARTICLE 7 - TERMINATION

7.1	Termination

This Agreement shall terminate upon:

(a)	the date on which this Agreement is terminated by the mutual consent of the parties hereto;

(b)	written notice by either party to the other in the event the Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date;

(c)	written notice by either party if any Governmental Entity of competent jurisdiction issues an Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party whose failure to perform its covenants or agreements contained in this Agreement has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted;

(d)	by the Investor, if the Corporation breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.1 or in a failure to make any deliveries set forth in Section 5.2, and (ii) (A) if capable of being cured, has not been cured by the Corporation by the earlier of (x) the Outside Date, and (y) the date that is thirty (30) days after the Corporation’s receipt of written notice from the Investor stating the Investor’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination or (B) is incapable of being cured;

(e)	by the Corporation, if the Investor breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.2, or in a failure to make any deliveries set forth in Section 5.3, and (ii) (A) if capable of being cured, has not been cured by the Investor by the earlier of (x) the Outside Date, and (y) the date that is thirty (30) days after the Investor’s receipt of written notice from the Corporation stating the Corporation’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination or (B) is incapable of being cured;

(f)	written notice of the Investor on the bankruptcy of the Corporation or any of the Subsidiaries or the making by the Corporation or any of the Subsidiaries of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation or any of the Subsidiaries under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction; or

(g)	automatically upon the occurrence of a “Termination Event” (or any similar expression) pursuant to the FID Prospectus Offering Subscription Receipt Agreement.

7.2	Effect of Termination

Upon the termination of this Agreement:

(a)	except for this Section 7.2, the surviving indemnification and contribution obligations as provided in Section 8.5 and Article 9, all the provisions of this Agreement shall lapse and cease to have effect; and

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for breach of this Agreement prior to such lapse and cessation.

ARTICLE 8 - INDEMNIFICATION

8.1	Indemnification by the Corporation

(a)	The Corporation shall indemnify and save harmless the Investor and each of its directors, officers, and employees (collectively referred to as the “Investor Indemnified Parties”) from and against any Losses which may be made or brought against the Investor Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement as of the Closing Date, with the same force and effect as if made on and as at the Closing Date, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b)	The Corporation’s obligations under Section 8.1(a) shall be subject to the following limitations:

(i)	the Survival Date, in accordance with Section 8.4; and

(ii)	the Corporation shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any purchase price methodology.

8.2	Indemnification Procedure

(a)	Promptly, and in any event within twenty (20) days, after receipt by an Investor Indemnified Party of notice of the commencement of any action, such Investor Indemnified Party shall, if a Claim in respect thereof is to be made against any Investor Indemnified Party, notify the Corporation of the commencement thereof. Such notice shall specify whether the Claim arises as a result of a claim by a third party Person (a “Third Party”) against the Investor Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also include a description of the Loss in reasonable detail including the sections of this Agreement which form the basis for such Loss, copies of all material written evidence of such Loss in the possession of the Investor Indemnified Party and the actual or estimated amount of the damages that have been or will sustained by any Investor Indemnified Party, including reasonable supporting documentation therefor; provided that the failure to so notify the Corporation shall not relieve the Corporation of its obligations hereunder unless and to the extent the Corporation is actually and materially prejudiced by such failure to so notify.

(b)	With respect to any Direct Claim, following receipt of notice from the Investor Indemnified Party of the Claim, the Corporation shall have sixty (60) days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Investor Indemnified Party shall make available to the Corporation such reasonable information relied upon by the Investor Indemnified Party to substantiate the Claim, together with all such other information as the Corporation may reasonably request. If both parties hereto agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Corporation shall immediately pay to the Investor Indemnified Party the full agreed upon amount of the Claim. If following the expiration of the 60-day period (or any mutually agreed upon extension thereof) the parties hereto cannot agree to the validity and amount of such Claim, the Investor Indemnified Party and the Corporation shall proceed to establish the merits and amount of such Claim (by confidential arbitration in accordance with Section 9.6) and, within five (5) Business Days following the final determination of the merits and amount, if any, of such Claim, the Corporation shall pay to the Investor Indemnified Party in immediately available funds an amount equal to such Claim as determined hereunder.

(c)	With respect to any Third Party Claim, following the receipt of notice of any Third Party Claim to the Corporation under Section 8.2(a), the Corporation shall have the right, by notice to the Investor Indemnified Party given not later than thirty (30) days after receipt of the notice described in Section 8.2(a), to assume the control, defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Investor Indemnified Party and provided the Corporation acknowledges in writing its obligation to indemnify the Investor Indemnified Party in accordance with the terms of this Article 8.

(d)	Upon the assumption of control of any Claim by the Corporation as set out in Section 8.2(a), the Corporation shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Investor Indemnified Party and, in connection therewith, the Investor Indemnified Party shall cooperate fully, but at the expense of the Corporation with respect to any out-of-pocket expenses incurred, to make available to the Corporation all pertinent information and witnesses under the Investor Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Corporation are reasonably necessary to enable the Corporation to conduct such defence. The Investor Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

(e)	The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the parties as to the validity or invalidity, as the case may be, of such Claim against the Corporation.

(f)	If the Corporation does not assume control of a Claim as permitted in Section 8.2(a), the obligation of the Corporation to indemnify the Investor Indemnified Party in respect of such Claim shall terminate if the Investor Indemnified Party settles such claim without the consent of the Corporation.

(g)	Notwithstanding anything to the contrary in this Section 8.2, the indemnity obligations in this Article 8 shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any Losses to which an Investor Indemnified Party may be subject were caused solely by the Investor Indemnified Party’s gross or intentional fault or material breach.

(h)	Except for any Claims arising from fraud or gross or intentional fault of the Corporation, the rights to indemnification set forth in this Article 8 shall be the sole and exclusive remedy of the Indemnified Parties (including pursuant to any statutory provision or civil law) in respect of: (i) any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or (ii) any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement.

(i)	An Investor Indemnified Party shall not be entitled to double recovery for any loss even though such Loss may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

8.3	Contribution

If the indemnification provided for in this Article 8 is held by a court of competent jurisdiction to be unavailable to an Investor Indemnified Party with respect to any Losses referred to herein, the Corporation, in lieu of indemnifying such Investor Indemnified Party hereunder, shall contribute to the amount paid or payable by such Investor Indemnified Party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Corporation on the one hand and of the Investor Indemnified Party on the other in connection with matters that resulted in such Loss as well as any other relevant equitable considerations. The relative fault of the Corporation and of the Investor Indemnified Party shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or fault.

8.4	Survival

Each party hereto acknowledges that the representations, warranties and agreements made by it herein are made with the intention that they may be relied upon by the other party. The parties further agree that the representations, warranties, covenants and agreements shall survive the purchase and sale of the Purchased Shares and shall continue in full force and effect for a period ending on the date that is eighteen (18) months following the Closing, notwithstanding any subsequent disposition by the Investor of the Purchased Shares, or any termination of this Agreement; provided, however, that the representations and warranties of the Corporation set forth in Sections 3.1(a) to 3.1(g) and the representations, warranties, acknowledgments, and authorizations of the Investor set forth in Sections 3.2(a) and 3.2(b) of this Agreement shall survive indefinitely; provided, further, that the representations and warranties of the Corporation set forth in Section 3.1(ee) and the last sentence of Section 3.1(w) shall survive until sixty (60) days after the expiration of the last of the limitation periods contained in the Tax Act or any other Applicable Laws imposing Taxes on the Corporation or a Subsidiary subsequent to the expiration of which an assessment or reassessment or other form or recognized document assessing liability for Taxes, interest or penalties thereunder for the period ended on the Closing Date cannot be issued (such period to include any period extended by any agreement, waiver or arrangement with any Governmental Entity, if such extension is requested, or consented to, in writing by the Corporation or such Subsidiary); and provided, finally, that the representations and warranties of the Corporation set forth in Sections 3.1(hhh) and 3.1(iii) shall survive until sixty (60) days after the expiration of the last of the applicable statutes of limitations contained in the Applicable Laws (the survival date of each representation, warranty, covenant and agreement herein as set forth above is referred to as the “Survival Date”). This Agreement shall be binding upon and shall enure to the benefit of the parties hereto, their respective successors, permitted assigns and legal representatives. Notwithstanding the foregoing, the provisions contained in this Agreement related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely, provided that, no Claim for indemnity pursuant to this Article 8 may be made after the Survival Date for the applicable representation, warranty, covenant or agreement unless notice of the Claim was provided to the Corporation on or prior to the Survival Date.

8.5	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a party hereto to mitigate any Loss which it may suffer or incur by reason of a breach of any representation, warranty or covenant of that other party under this Agreement. If any Loss can be reduced by any recovery, settlement, or payment by or against any other Person, a party hereto shall take all appropriate steps to enforce such recovery, settlement or payment. If the Investor Indemnified Party fails to make all commercially reasonably efforts to mitigate any Loss then the Corporation shall not be required to indemnify any Investor Indemnified Party for the Loss that could have been avoided if the Investor Indemnified Party had made such efforts.

8.6	Trustee

Each party hereto hereby acknowledges and agrees that, with respect to this Article 8, the Investor is contracting on its own behalf and as agent for the other Investor Indemnified Parties referred to in this Article 8. In this regard, the Investor shall act as trustee for such Investor Indemnified Parties of the covenants of the Corporation under this Article 8 with respect to such Investor Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Investor Indemnified Parties.

ARTICLE 9 - GENERAL PROVISIONS

9.1	Expenses

Each party hereto shall bear its own fees and expenses incurred in connection with the Investment.

9.2	Time of the Essence

Time shall be of the essence of this Agreement. Each of the parties hereto shall be in default by the mere lapse of time for performing its obligations hereunder, without the necessity of further notice or delay, as contemplated by article 1594 of the Civil Code of Québec.

9.3	Further Acts

Each of the parties hereto shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party may reasonably require from time to time for the purpose of giving effect to this Agreement.

9.4	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, permitted assigns and legal representatives.

9.5	Governing Law

This Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable in that province without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

9.6	Resolution of Disputes

(a)	The parties hereto shall discuss and use reasonable efforts to settle any Dispute within twenty (20) days from receiving written notice from either party of the existence of such Dispute.

(b)	Any dispute arising out of, relating to or having any connection with this Agreement or any provision hereof, including any dispute as to its existence, validity, enforceability, interpretation, performance, breach or termination, or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection herewith and therewith (a “Dispute”), which is not settled pursuant to Section 9.6(a), shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”). All issues of arbitrability, including the existence, scope, or applicability of the agreement to arbitrate, shall be decided by the arbitral tribunal constituted under the ICC Rules.

(c)	The seat of the arbitration shall be Montreal, in the province of Québec, at the Investor’s choice. The parties hereto may agree to hold hearings or other meetings in other locations or virtually.

(d)	The language of the arbitration shall be French. All documents submitted in connection with the proceedings shall be in the French language, or, if in another language, accompanied by a French translation.

(e)	The parties hereto agree that any arbitration shall be maintained confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the arbitral tribunal, the parties (including their auditors and insurers), their counsel and any person necessary to the conduct of the proceeding, except as required by law or if necessary to enforce an award or procedural order made in the arbitration. For the avoidance of doubt, no award or procedural order made in the arbitration shall be published.

(f)	The number of arbitrators shall be one (1). The single arbitrator shall be qualified by education and experience to determine the subject matter of the Dispute. The parties hereto shall endeavour to nominate the sole arbitrator by agreement. If the parties have not agreed upon an individual to act as arbitrator hereunder within thirty (30) days after any party’s request for arbitration, the arbitrator shall be chosen pursuant to the applicable ICC Rules.

(g)	The arbitrator shall be independent and impartial of each party hereto. The parties agree to comply with the International Bar Association Guidelines on Conflicts of Interest in Arbitration in matters concerning prospective arbitrator appointments and disclosure of relationships between parties, party representatives and the arbitrator.

(h)	The award shall be final and binding upon the parties. Unless otherwise provided by this Agreement, the arbitral award may involve any form of any relief permitted by Quebec law and deemed appropriate by the arbitral tribunal, including specific performance of the parties’ obligations.

(i)	Each party hereto shall bear its own fees and costs for any arbitration, provided that, to the extent the arbitrator finds that any party has caused undue delay in the arbitration or has otherwise acted unreasonably in initiating or causing such arbitration to be initiated or during the course of the arbitration, then the arbitrator may, in his or her sole discretion award fees and costs against such party.

(j)	The parties hereby acknowledge and agree that they may apply to the arbitral tribunal or to any court of competent jurisdiction for conservatory or interim measures.

(k)	Notwithstanding the initiation of dispute resolution procedures in accordance with this Section 9.6, the parties hereto shall continue to perform their respective obligations under this Agreement.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Laws or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

9.8	Entire Agreement

This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof.

9.9	Notices

Any notice or other communication to be given hereunder shall be in writing and shall:

(a)	in the case of notice to the Investor, be addressed to:

Investissement Québec
1001, boul. Robert-Bourassa, Bureau 1000
Montréal, Québec, H3B 4L4

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]
[REDACTED: CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
500, Grande-Allée Est, 9th Floor
Québec (Québec) G1R 2J7

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

(b)	In the case of notice to the Corporation shall be addressed to:

Nouveau Monde Graphite Inc.
481, rue Brassard
Saint-Michel-des-Saints (Québec)
J0K 3B0

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Stein Monast
70 rue Dalhousie, Suite 300
Québec, Québec
G1K 4B2

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 9.9.

9.10	Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by both parties. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.

9.11	Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Corporation, to any Affiliate of the Investor at the time of the assignment and transfer, provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Agreement.

9.12	No Third-Party Beneficiaries

Except as provided in Article 8 with respect to indemnification, this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.13	Public Notices/Press Releases

(a)	The Investor and the Corporation shall each be permitted to publicly announce the transactions contemplated hereby following the execution of this Agreement by the Investor and the Corporation, and the context, text and timing of each party’s announcement shall be approved by the other party in advance, acting reasonably.

(b)	No party hereto shall:

(i)	issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other party (which consent shall not be unreasonably withheld or delayed); or

(ii)	make any regulatory filing with any Governmental Entity with respect to the transactions contemplated hereby without prior consultation with the other party; provided, however, that, this Section 9.13(b)(ii) shall be subject to each party’s overriding obligation to make any disclosure or regulatory filing required under Applicable Laws and the party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Law, in no circumstance shall any such disclosure by, or regulatory filing of, the Corporation or any of its Affiliates include the name of the Investor or its Affiliates without the Investor’s prior written consent, in its sole discretion.

9.14	Public Disclosure

During the period from the date of this Agreement to the Closing, the Corporation shall provide prior notice to the Investor of any public disclosure related to the Investment that it proposes to make which includes the name of the Investor, or any of its Affiliates, together with a draft copy of such disclosure; provided that, except as required by Applicable Law, in no circumstance shall any public disclosure of the Corporation or any of its Affiliates include the name of the Investor, or any of its Affiliates without the Investor’s prior written consent, in its sole discretion.

9.15	Confidentiality

The confidentiality obligations and restrictions of the parties contained in the Non-Disclosure Agreement dated May 9, 2024 shall apply to this Agreement as if fully set forth herein.

Notwithstanding anything to the contrary herein, the Corporation agrees that, following closing, the Investor may publicly disclose the main parameters of the financial assistance granted to the Corporation, including, but not limited to, the name of the Corporation, its type of activities, its location, the nature and amount of the financial assistance provided for herein and the number of employees working for the Corporation.

9.16	Counterparts

This Agreement may be executed in several counterparts (including by means of electronic communication in PDF format, DocuSign or any similar manner), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original, and such counterparts together shall constitute one and the same instrument.

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IN WITNESS WHEREOF the parties have signed this Agreement as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

Per:
Name: Eric Desaulniers
Title: President and Chief Executive Officer

INVESTISSEMENT QUÉBEC

Per:
Name:
Title:

SCHEDULE A

REGISTRATION INSTRUCTIONS

Investissement Québec 1001, boul. Robert-Bourassa Bureau 1000 Montréal (Québec) H3B 4L4